Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Riviana Foods Inc.
at
$25.75 Net Per Share
by
Ebro Puleva Partners G.P.,
a direct and indirect wholly-owned subsidiary of
Ebro Puleva S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, AUGUST 26, 2004 UNLESS THE OFFER IS EXTENDED.

       The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Ebro Puleva Partners G.P. (the “Purchaser”), a Delaware general partnership whose general partners are Ebro Puleva S.A. (the “Parent”), a sociedad anónima organized under the laws of Spain, and Herba Foods S.L. (“Herba Foods”), a sociedad limitada organized under the laws of Spain, Parent and Riviana Foods Inc. (“Riviana”), a Delaware corporation.

      The board of directors of Riviana, by unanimous vote of the directors present at the meeting:

•	has determined that the terms of the Merger Agreement and the transactions contemplated thereby, including, the Offer and the Merger (each as defined herein), are fair to, and in the best interests of, Riviana and the stockholders of Riviana (the “Stockholders”);

•	has approved the Merger Agreement and the transactions contemplated thereby, including the Stockholder Agreements (as defined herein), the Offer and the Merger; and

•	recommends that the Stockholders accept the Offer and tender their Shares (as defined herein) to Purchaser pursuant to the Offer.

      The Offer is conditioned upon, among other things:

•	there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, when added to any shares then owned by Purchaser, represents at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding securities of Riviana entitled to vote in the election of directors or in a merger, determined on a fully diluted basis (subject to certain circumstances under which Parent may, with the consent of Riviana, lower such condition to a majority as set forth in this Offer to Purchase); and

•	the expiration or termination of any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other requisite waiting periods (or extensions thereof) under other applicable antitrust laws and regulations (if any).

The Offer is also subject to the other terms and conditions contained in this Offer to Purchase. See the Introduction and Sections 1, 15 and 16 of this Offer to Purchase.

IMPORTANT

      Any Stockholder desiring to tender all or any portion of his or her Shares should either:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificate(s) representing tendered Shares and any other required documents, to The Bank of New York, as depositary (the “Depositary”);

•	tender such Shares pursuant to the procedures for book-entry transfer described in Section 2 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase; or

•	request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A Stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if he or she desires to tender such Shares.

      A Stockholder who desires to tender his or her Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the other procedures on a timely basis may tender such Shares by following the procedures for guaranteed delivery described in Section 2 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

      Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc. (the “Information Agent”) at the address and telephone number indicated on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

The Dealer Manager for the Offer is:

Bear, Stearns & Co. Inc.

July 30, 2004.

i

SUMMARY TERM SHEET

      Ebro Puleva Partners G.P., a direct and indirect wholly-owned subsidiary of Ebro Puleva S.A., a sociedad anónima organized under the laws of Spain, is offering to purchase all of the outstanding shares of the common stock, par value $1.00 per share, of Riviana Foods Inc. for $25.75 per share, net to the seller in cash, without interest and less any required withholding taxes. The following are some of the questions you, as a Riviana stockholder, may have, and answers to those questions. We urge you to read this Offer to Purchase and the related Letter of Transmittal carefully in their entirety, because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to purchase my shares?

      Our name is Ebro Puleva Partners, and we are a Delaware general partnership formed solely to make a tender offer for all of the outstanding shares of Common Stock of Riviana. Our 99% general partner is Ebro Puleva and our 1% general partner is Herba Foods S.L., which is a wholly-owned subsidiary of Ebro Puleva. We are newly formed and have not conducted any business other than in connection with the Merger Agreement described below and this offer. See “Introduction” and Section 9 — “Certain Information Concerning Purchaser, Parent and Other Persons; General Information” of this Offer to Purchase.

Why are you making this offer?

      We are making this offer as the first step in our plan to acquire all of the outstanding shares of Riviana common stock on the terms and subject to the conditions set forth in the Merger Agreement. See “Introduction” and Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of this Offer to Purchase.

What is the amount of securities sought in the offer?

      We are seeking to purchase all of the outstanding shares of common stock, par value $1.00 per share, of Riviana. See “Introduction” and Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.

How much are you offering to pay for the shares? What is the form of payment? Will I have to pay any brokerage or similar fees or commissions?

      We are offering to pay $25.75 per share, net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your shares and you tender the shares to us in the offer, you will not have to pay any broker fees or similar expenses. If you own your shares through a broker or other nominee and your broker or nominee tenders shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See “Introduction” and Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.

Do you have the financial resources to make the payment?

      Ebro Puleva, our parent, has received from JPMorgan Bank a commitment to lend, subject to the conditions set forth in the commitment letter, up to $400 million in the form of a bridge loan for the purposes of purchasing the shares of Riviana pursuant to the offer. Funding under the commitment letter is subject to the fulfillment of a number of conditions precedent which we expect will be met. Our offer is not conditioned on any financing arrangements. If funds under the commitment letter are not available, we, Ebro Puleva Partners, remain obligated to purchase and pay for the shares to the extent the conditions to our offer are satisfied. See Section 13 — “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender shares?

      We do not believe that our financial condition is relevant to your decision whether to tender shares and accept the offer because:

•	The offer is being made for all of the outstanding shares of Riviana common stock solely for cash;

•	The offer is not subject to any financing condition; and

•	If we consummate the offer, in the merger, we will acquire all shares of Riviana common stock not tendered in the offer for the same purchase price paid in the offer. See Section 13 — “Source and Amount of Funds” of this Offer to Purchase.

How long do I have to decide whether to tender my shares in the offer?

      You have until 12:00 midnight, New York City time, on Thursday, August 26, 2004 to tender your shares in the offer, unless the offer is extended. If you cannot deliver all documents and instruments required to make a valid tender by that time, you may be able to use a guaranteed delivery procedure to accept the offer, which is described in this Offer to Purchase. See Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase.

Can the offer be extended and, if so, under what circumstances?

      Yes. We may extend the offer at any time, and from time to time, beyond the initial scheduled expiration date or any subsequent extended expiration of the offer if, at the scheduled or extended expiration of the offer, any of the conditions to the offer, which are described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase, are not satisfied or waived. We will not, however, be required to extend the offer beyond October 31, 2004 unless it is our failure under the Merger Agreement that causes the extension to be necessary. We also may extend the offer for any period required by the United States Securities and Exchange Commission (the “Commission”) or by applicable law. In addition, we may provide for one or more subsequent offering periods of up to twenty (20) business days in the aggregate. See Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.

How will I be notified if the offer is extended?

      If the offer is extended, we will inform The Bank of New York, the depositary for the offer (the “Depositary”), of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase.

What are the most important conditions to the offer?

      We are not obligated to purchase any shares that are validly tendered in the offer unless, among other things:

•	Stockholders validly tender and do not properly withdraw before expiration of the offer that number of shares which constitute at least sixty-six and two-thirds percent (66 2/3%) of all shares that in aggregate are outstanding, determined on a fully diluted basis (assuming the exercise of all options to purchase the shares and the conversion or exchange of all securities convertible or exchangeable into shares outstanding at the expiration date of the Offer). We refer to this condition as the “Minimum Condition.” In certain circumstances, with Riviana’s consent, the Minimum Condition may be reduced to a majority of the shares on a fully diluted basis. See Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements” of this Offer to Purchase

•	Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other requisite waiting periods (or extensions thereof) under other applicable antitrust laws and regulations (if any) have expired or terminated; and

•	There has been no event that has had a material adverse effect on Riviana.

      The offer is subject to a number of additional conditions, which are described in this Offer to Purchase. We may waive some of the conditions to the offer without the consent of Riviana. We cannot, however, waive the Minimum Condition below a majority of all shares on a fully diluted basis without the consent of Riviana. In certain circumstances, if Riviana does not consent to a requested waiver of the minimum condition by us we may be entitled to terminate the Merger Agreement and be reimbursed by Riviana for certain of our expenses. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.

How do I accept the offer and tender my shares?

      To tender your shares in the offer, you must complete the enclosed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) and deliver it, along with your share certificates, to the Depositary prior to the expiration of the offer. If you are unable to deliver any required document or instrument to the Depositary in time, you may, with the assistance of a broker, bank or other fiduciary who is a member of the Securities Agents Medallion Program or other eligible institution, deliver to the Depositary, in lieu of the missing documents, the enclosed notice of guaranteed delivery, provided that you are able to fully comply with its terms. If your shares are held in “Street” name (that is, through a broker, dealer or other nominee), your nominee will tender the shares on your behalf at your instruction. See Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase.

What does the board of directors of Riviana think of this offer?

      We are making the offer pursuant to our Merger Agreement with Riviana, which has been unanimously approved by the board of directors of Riviana. The board of directors of Riviana also has unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby, including, the offer and the merger, which are described in this Offer to Purchase, are fair to, and in the best interests of, Riviana and its stockholders, and also has approved the Merger Agreement and the transactions contemplated thereby, including the stockholder agreements, the offer and the merger. The board of directors of Riviana recommends that Riviana’s stockholders accept the offer and tender their shares to us pursuant to the offer. See “Introduction” and Section 10 — “Background of the Offer; Contacts with Riviana” of this Offer to Purchase.

Have any stockholders already agreed to tender their shares?

      Yes. All of the members of the Riviana board of directors who hold shares and certain other stockholders of Riviana who, in the aggregate, hold approximately 52% percent of the outstanding shares of Riviana common stock, have agreed to tender their shares to us in the offer. See Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements” of this Offer to Purchase.

If I accept the offer, when will I get paid?

      If the conditions to the offer are satisfied and we consummate the offer and accept your shares for payment, you will receive a check for an amount equal to the product of the number of shares you have tendered in the offer multiplied by $25.75 per share, net to you, in cash, without interest and less any required withholding taxes. We expect that such checks will be mailed out promptly following our acceptance of shares in the offer. See Section 4 — “Acceptance for Payment and Payment For Shares” of this Offer to Purchase.

Until what time and how can I withdraw my previously tendered shares?

      You may withdraw all or a portion of your shares tendered in the offer by delivering written or facsimile notice to the Depositary at any time prior to the expiration of the offer. If we have not agreed to accept your shares for payment by August 26, 2004 you can withdraw them at any time after such date until we accept them for payment. You may not withdraw shares during any subsequent offering period. See Section 3 — “Withdrawal Rights” of this Offer to Purchase.

What will happen to Riviana?

      The Merger Agreement provides that, following consummation of the offer, Ebro Puleva Partners will be merged with and into Riviana, with Riviana surviving as a wholly-owned subsidiary of Ebro Puleva. See Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of this Offer to Purchase.

Will the tender offer be followed by the merger if all of the shares are not tendered in the offer?

      If the offer is consummated, provided that certain conditions are met, we will cause Ebro Puleva Partners to merge with and into Riviana with the approval of Riviana’s stockholders by voting all of the shares of Riviana common stock that we acquire in the offer (which will represent at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of all the outstanding securities of Riviana on a fully diluted basis unless the Minimum Condition is reduced as described above) in favor of the merger. If at least 90% of the shares of Riviana are tendered in the offer, we will cause the merger to take place without action by stockholders in accordance with Delaware law. See “Introduction” and Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of this Offer to Purchase.

If I do not tender but the offer is successful, what will happen to my shares?

      Even if you do not tender your shares in the offer, if the offer is consummated and Ebro Puleva Partners is merged with and into Riviana, all remaining stockholders of Riviana at the time of the merger, other than those who properly assert appraisal rights, will have their shares converted into the right to receive the same amount per share, in cash, paid in the offer without interest and less any required withholding taxes, after submission of their shares to the Depositary. Even if we do not merge with Riviana following the offer, the number of stockholders of Riviana may be so few that the shares of Riviana common stock will no longer be traded on the Nasdaq National Market or any other national securities exchange. Also, Riviana may cease making filings with the Commission or otherwise being required to comply with the Commission rules relating to public companies. See Section 7 — “Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations” and Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of this Offer to Purchase.

What are the U.S. federal income tax consequences of the transaction?

      The receipt of cash by you in exchange for your shares pursuant to the offer, or in a subsequent offering period (if one is included), or the conversion of shares into cash pursuant to the merger, is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. You should consult your own tax advisor about the particular tax consequences of the offer, the subsequent offering period (if one is included) and the merger to you. See Section 5 — “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

Are appraisal rights available in the offer?

      There are no appraisal rights or dissenters’ rights in the offer. If you so choose, you are, however, entitled to exercise appraisal rights in the merger so long as you do not tender your shares in the offer or vote your shares in favor of the merger and so long as you take all other steps required to perfect your appraisal rights. See Section 16 — “Required Regulatory Approvals; General” of this Offer to Purchase.

What is the market value of my shares as of a recent date?

      On July 22, 2004 the last full trading day before public announcement of the Merger Agreement, the last reported sales price of the Riviana common stock reported on the Nasdaq National Market was $25.26 per share. On July 29, 2004 the last full trading day before commencement of the offer, the last reported sales price of Riviana common stock reported on the Nasdaq National Market was $25.70 per share. We encourage you to obtain a recent quotation for your shares of common stock prior to deciding whether or not to tender your shares. See Section 6 — “Price Range of the Shares; Dividends” of this Offer to Purchase.

Whom can I call with questions?

      You can call Georgeson Shareholder Communications Inc., the information agent for our offer, at 1-800-255-9575 with any questions. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of RIVIANA FOODS INC.:

INTRODUCTION

      Ebro Puleva Partners G.P. (“Purchaser”), a Delaware general partnership and a direct and indirect wholly-owned subsidiary of Ebro Puleva S.A. (“Parent”), a sociedad anónima organized under the laws of Spain, hereby offers to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock” or the “Shares”), of Riviana Foods Inc. (“Riviana”), a Delaware corporation, at a purchase price of $25.75 per share (the “Share Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Stockholders of Riviana (the “Stockholders”) whose Shares are registered in their own name and who tender their shares directly to the The Bank of New York, as depositary (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Stockholders who have Shares registered in the name of their broker or bank should consult with such nominee to determine if any fees may apply. Purchaser will pay all charges and expenses of the Depositary, and Georgeson Shareholder Communications Inc., as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 17 — “Certain Fees and Expenses” of this Offer to Purchase.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Purchaser, Parent and Riviana. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser. Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Riviana (the “Merger”), with Riviana surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Under the terms of the Merger Agreement, as of the date and time of effectiveness of the Merger (the “Effective Time”):

•	each issued and outstanding partnership interest in the Purchaser shall be canceled and converted into one share of common stock of the Surviving Corporation, par value $1.00 per share;

•	all Shares held in the treasury of Riviana and all Shares owned by the Parent or any of its subsidiaries immediately prior to the Effective Time shall be canceled; and

•	each Share issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive from the Surviving Corporation the Share Price in cash, without interest (the “Merger Consideration”); provided, however, that if required by the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Shares that are issued and outstanding immediately prior to the Effective Time that have not been voted for adoption under the terms of the Merger Agreement and are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL, will not be converted into the right to receive the Merger Consideration, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares in accordance with the provisions of such Section 262 of the DGCL, unless and until such holders fail to perfect, or effectively withdraw or lose, their rights to appraisal and payment under the DGCL, in which case such holders will receive Merger Consideration, as of the Effective Time.

      THE BOARD OF DIRECTORS OF RIVIANA, BY UNANIMOUS VOTE OF THE DIRECTORS PRESENT AT THE MEETING:

•	HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, RIVIANA AND THE STOCKHOLDERS;

•	HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE STOCKHOLDER AGREEMENTS (AS DEFINED HEREIN), THE OFFER AND THE MERGER; AND

•	RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

      Goldman, Sachs & Co (“Goldman Sachs”), Riviana’s financial advisor, has delivered to the Riviana board its written opinion, dated July 23, 2004, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Share Price to be received by the Stockholders in the Offer and the Merger was fair, from a financial point of view, to such Stockholders. The full text of Goldman Sachs’ written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex B to Riviana’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to Stockholders with this Offer to Purchase. Stockholders are urged to read the Schedule 14D-9 and the opinion carefully in their entirety.

      The Offer is conditioned upon, among other things;

•	there being validly tendered and not properly withdrawn before the expiration of the offer that number of shares which constitute at least sixty-six and two-thirds percent (66 2/3%) of all Shares that in the aggregate are outstanding, determined on a fully diluted basis (assuming the exercise of all options to purchase Shares and the conversion or exchange of all securities convertible or exchangeable into Shares outstanding at the expiration date of the Offer) (the “Minimum Condition”) (subject to Parent’s right, in certain circumstances, with the consent of Riviana, to reduce the Minimum Condition to a majority of the Shares on a fully diluted basis); and

•	the expiration or termination of any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other requisite waiting periods (or extensions thereof) under other applicable antitrust laws and regulations (if any) (the “Antitrust Condition”).

The Offer is also subject to certain other terms and conditions. See Sections 1 — “Terms of the Offer; Expiration Date”, 15 — “Certain Conditions of the Offer” and 16 — “Required Regulatory Approvals; General” of this Offer to Purchase. For purposes of this Offer, “on a fully diluted basis” means, as of any date, the number of Shares issued and outstanding, together with Shares that may be issued by Riviana pursuant to warrants, options, rights, or obligations outstanding at that date, whether or not vested or then exercisable.

      Riviana has informed Purchaser that as of July 23, 2004, there were:

•	14,529,823 Shares issued and outstanding;

•	1,353,077 Shares held in the treasury of Riviana; and

•	outstanding options to purchase an aggregate of 1,388,120 Shares under Riviana’s stock option plans and option agreements (of which 1,133,670 were in-the-money exercisable options).

Based on the foregoing, and assuming that no Shares were issued by Riviana after July 23, 2004, the Minimum Condition will be satisfied if at least 10,611,962 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer. If the Minimum Condition is satisfied (or, with the consent of Riviana, lowered to not less than a majority) and Purchaser accepts for payment the Shares tendered pursuant to the Offer, Purchaser will be able to elect a majority of the members of the Riviana board of directors and to effect the Merger without the affirmative vote of any other Stockholder. See Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of this Offer to Purchase.

      As a condition and inducement to Parent and Purchaser entering into the Merger Agreement, all of the members of the Riviana board of directors who own Shares and certain other shareholders of Riviana (each a “Significant Stockholder”) who, in the aggregate, hold approximately 52% of the outstanding Shares, entered into Stockholder Agreements, each dated as of July 23, 2004, with Parent and Purchaser (the “Stockholder

Agreements”). Pursuant to the Stockholder Agreements, each Significant Stockholder has agreed, among other things, to tender all of his or her Shares in the Offer, to vote his or her Shares in favor of the Merger and the Merger Agreement and to appoint two designees of Purchaser as the Significant Stockholders’ proxy to vote such Shares in certain circumstances. See Section 12 — “The Merger Agreement, Stockholder Agreements and Other Relevant Agreements” of this Offer to Purchase. The Schedule 14D-9 indicates that, to the best of Riviana’s knowledge, all of the members of the Riviana board of directors who own Shares presently intend, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to tender all of their Shares pursuant to the Offer.

      The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions, including, if required, the approval and adoption of the Merger Agreement by the requisite vote or consent of the holders of Shares. Under the DGCL and Riviana’s Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the outstanding Shares is required to approve and adopt the Merger Agreement. If Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer or otherwise, Purchaser will be able to consummate the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL, without any action by any other Stockholder. In such event, Purchaser intends to effect the Merger as promptly as practicable following the final purchase of Shares in the Offer. See Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of this Offer to Purchase.

      Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer; Expiration Date.

      Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer prior to the Expiration Date (including, if the Offer is extended or amended as required or permitted by the Merger Agreement, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and thereby purchase all Shares validly tendered, and not properly withdrawn, in accordance with the procedures described in Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase, on or prior to the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on August 26, 2004, unless and until Purchaser, in accordance with the Merger Agreement and the terms of this Offer, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended by Purchaser, will expire.

      Purchaser will, as required by the Merger Agreement, extend the Offer at any time, and from time to time, beyond the Expiration Date or any subsequent extended expiration of the Offer if, at such scheduled expiration of the Offer, all of the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase have not been satisfied or waived. Notwithstanding the foregoing, Purchaser will not be required under the terms of the Merger Agreement to extend the Offer beyond October 31, 2004 (the “Outside Date”) unless it is Purchaser’s failure to fulfil any obligation under the Merger Agreement that caused the extension to be necessary. The Offer may also be extended as required by the United States Securities and Exchange Commission (the “Commission”), applicable law and/or as provided below.

      The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the Antitrust Condition. The Offer is also subject to certain other conditions set forth in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase. As provided in the Merger Agreement, without the consent of Riviana, Purchaser will not:

•	reduce the number of Shares subject to the Offer;

•	reduce the price of the Offer;

•	impose any material conditions, or modify any conditions, to the Offer other than those set forth in Section 15 — “Certain Conditions to the Offer”;

•	except as set forth below, extend the Offer beyond any scheduled Expiration Date;

•	change the form of consideration payable in the Offer (other than adding consideration); or

•	amend any other material terms of the Offer in a manner adverse to the holders of Shares.

Without the consent of Riviana, the Purchaser may:

•	extend the Offer, if at the scheduled or extended Expiration Date of the Offer any of the conditions to the Offer described in Section 15 — “Certain Conditions to the Offer” — are not satisfied or waived; provided, however, that (i) if any of the conditions of the Offer are not satisfied or waived on any scheduled Expiration Date of the Offer, the Parent and the Purchaser shall be required to extend the Offer until such condition or conditions are satisfied or waived unless such condition or conditions could not reasonably be expected to be satisfied by the Outside Date; and (ii) in no event shall the Parent and the Purchaser be required to extend the Expiration Date of the Offer beyond the Outside Date unless it is Purchaser’s failure to fulfil any obligation under the Merger Agreement that caused the extension to be necessary;

•	extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer;

•	extend the Offer for any reason on one or more occasions for an aggregate period of not more than fifteen (15) business days beyond the latest Expiration Date if there shall not have been tendered a sufficient number of Shares to enable the Merger to be effected without a meeting of Riviana’s stockholders in accordance with Section 253 of the DGCL; and

•	after the date on which the Purchaser first accepts shares for payment pursuant to the Offer (the “Acceptance Date”), for one or more subsequent offering periods of up to an additional twenty (20) business days in the aggregate pursuant to Rule 14d-11 of the Exchange Act, in each case subject to the right of the Parent, the Purchaser or Riviana to terminate the Merger Agreement pursuant to its terms.

      If Purchaser extends the Offer, is delayed in its purchase of or payment for Shares (whether before or after its acceptance of Shares for payment) or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of Purchaser under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser and such Shares may not be withdrawn, except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in Section 3 — “Withdrawal Rights” of this Offer to Purchase. The ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited, however, by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer. If a bidder elects to offer a subsequent offering period (a “Subsequent Offering Period”) under Rule 14d-11 under the Exchange Act the bidder must pay for shares tendered in accordance with such Rule 14d-11.

      Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may, subject to certain conditions, include a Subsequent Offering Period following the expiration of the Offer on the Expiration Date. Rule 14d-11 provides that Purchaser may include a Subsequent Offering Period so long as, among other things:

•	the Offer was open for at least twenty (20) business days and has expired;

•	the Offer is for all outstanding Shares;

•	Purchaser accepts and promptly pays for all Shares tendered during the Offer;

•	Purchaser announces the results of the Offer, including the approximate number and percentage of Shares tendered, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period;

•	Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period; and

•	Purchaser pays the same form and amount of consideration for all Shares tendered during the Subsequent Offering Period.

Riviana has agreed in the Merger Agreement (to the extent permitted under Rule 14d-11 of the Exchange Act) that if at the Acceptance Date all of the conditions to the Offer have been satisfied or waived, Purchaser may provide a Subsequent Offering Period.

      A Subsequent Offering Period, if one is included, is not an extension of the Offer. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer, in which Stockholders may tender Shares not tendered during the Offer. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. The same consideration, the Share Price, will be paid to Stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if included.

      Any extension, delay, termination or amendment of the Offer or commencement or extension of a Subsequent Offering Period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension of the Offer, or commencement or extension of a Subsequent Offering Period, will be made no later than 9:00 a.m. New York City time on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to Stockholders), Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement.

      If Purchaser makes a material change in the terms of the Offer or waives a material condition to the Offer, Purchaser will extend the Offer and disseminate additional Offer materials to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of an offer, other than a change in price or a change in percentage of securities sought or the provision for a soliciting dealer’s fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the Commission’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination of information and investor response. The requirements to extend an offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such change. For the purposes of the Offer, a “business day” means any day other than a Saturday or Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      In accordance with the Merger Agreement, Riviana has furnished Purchaser with a list of its Stockholders, mailing labels and any available listing or computer file containing the names and addresses of all of the record holders of the Shares and lists of securities positions of Shares held in stock depositaries, in each case true and correct as of the most recent practicable date for the purpose of disseminating the Offer to holders of shares. Riviana has also agreed to provide Purchaser such additional information (including updated lists of Stockholders, mailing labels and securities positions) and such other assistance as Purchaser may reasonably request in connection with the Offer.

      This Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares.

      Valid Tender. Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, either:

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined herein) in connection with a book-entry delivery of Shares, and any documents required by the Letter of Transmittal and any other required documents, must be received by the Depositary at one of its addresses specified on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (i) share certificates for such Shares (“Share Certificates”) representing tendered Shares must be received by the Depositary or (ii) confirmation of the book-entry transfer of such Shares pursuant to the procedures set forth for book-entry transfer (“Book-Entry Confirmation”) must be received by the Depositary, in each case, on or prior to the Expiration Date; or

•	the guaranteed delivery procedures described below must be complied with by the tendering Stockholder.

      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility (as defined herein) to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

      Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering Stockholder must comply with the guaranteed delivery procedure described below.

      Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity and a member in good standing of any of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution”)), unless the Shares tendered thereby are tendered:

•	by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal; or

•	for the account of an Eligible Institution.

See Instruction 1 of the Letter of Transmittal.

      If the Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued to, a person other than the registered holder, then the tendered Share Certificates must be properly endorsed or otherwise be in proper form for transfer, the signatures on the Share Certificates must be accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. The person surrendering the Shares must pay to the Depositary any transfer or other taxes required by reason of payment of the Share Price to a person other than the registered holder of the Share Certificates surrendered or must establish to the satisfaction of the Depositary that such taxes have been paid or are not applicable. See Instructions 1 and 6 of the Letter of Transmittal. If the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such delivery.

      Guaranteed Delivery. If a Stockholder desires to tender Shares pursuant to the Offer and such Stockholder’s Share Certificates are not immediately available or such Stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such Stockholder cannot complete the procedures for book-entry transfer on a timely basis, such Shares may still be tendered if all of the following guaranteed delivery procedures are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser with this Offer to Purchase, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

•	the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal are received by the Depositary, within three (3) Nasdaq National Market (“Nasdaq”) trading days after the date of execution of such Notice of Guaranteed Delivery. A “Nasdaq trading day” is any day on which the National Association of Securities Dealers Automated Quotation System is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice of Guaranteed Delivery made available by Purchaser.

      Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of Share Certificates for, or of Book-Entry Confirmation with respect to, such Shares, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering Stockholders at the same time, and will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

      THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS AND INSTRUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND SOLE RISK OF THE TENDERING STOCKHOLDER. THE SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

      Backup Withholding. Under U.S. federal income tax law, the Depositary may be required to withhold 28% of any payments made to certain Stockholders pursuant to the Offer or the Merger, or in a Subsequent Offering Period (if one is included). To prevent backup federal income tax withholding on payments made to certain Stockholders with respect to the purchase price of Shares purchased pursuant to the Offer, or in a Subsequent Offering Period (if one is included), or converted into cash pursuant to the Merger, each such Stockholder must provide the Depositary with his correct taxpayer identification number and certify, under penalty of perjury, that such taxpayer identification number is correct and that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. A Stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service, and reportable payments to such person may be subject to backup withholding. Certain Stockholders (including, among others, corporations and certain foreign individuals and entities) are not subject to backup withholding. Exempt Stockholders that are not foreign persons should indicate their exempt status on Substitute Form W-9. Foreign Stockholders that are not subject to backup withholding should complete and sign an Internal Revenue Service Form W-8BEN (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Any amounts withheld generally will be allowed as a credit against the Stockholder’s U.S. federal income tax liability for the year. See Instruction 9 of the Letter of Transmittal.

      Appointment as Proxy. By executing the Letter of Transmittal, a tendering Stockholder irrevocably appoints designees of Purchaser, and each of them, as such Stockholder’s attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such

Stockholder’s rights with respect to the Shares tendered by such Stockholder and accepted for payment by Purchaser and with respect to any and all other Shares and other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon payment by Purchaser for the Shares, all powers of attorney and proxies given by such Stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by such Stockholder (and, if given, will not be deemed effective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such Stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Stockholders, or any adjournment or postponement thereof, or otherwise in such manner as they in their sole discretion may deem proper with respect to any written consent. Purchaser reserves the absolute right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, Purchaser or its designee must be able to exercise full voting, consent and other rights with respect to such Shares and other securities, including voting at any meeting of the Stockholders.

      Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser’s counsel, be unlawful. Purchaser also reserves the absolute right (subject to the provisions of the Merger Agreement) to waive any of the conditions of the Offer or any defect or irregularity in any tender of Shares of any particular Stockholder whether or not similar defects or irregularities are waived in the case of other Stockholders.

      Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser, Parent or any of their affiliates or assigns, if any, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

      Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

3.	Withdrawal Rights.

      Except as otherwise provided in this Section 3 — “Withdrawal Rights” of this Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. If Purchaser extends the Offer or, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights set forth herein, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering Stockholder is entitled to and duly exercises withdrawal rights as described in this Section 3 — “Withdrawal Rights” of this Offer to Purchase. Any such delay will be by an extension of the Offer to the extent required by law.

      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the:

•	name;

•	address;

•	taxpayer identification number of the person who tendered the Shares to be withdrawn;

•	the number of Shares to be withdrawn; and

•	if Share Certificates have been tendered, the name of the registered holder of the Shares as set forth in the Share Certificate, if different from that of the person who tendered such Shares.

If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the tendering Stockholder must also submit the serial numbers shown on the particular Share Certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer described in Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described in Section 2 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

      No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer; Expiration Date” of this Offer to Purchase. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser or any of their affiliates or assigns, if any, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4.	Acceptance for Payment and Payment for Shares.

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of the Offer as so extended or amended), Purchaser will accept for payment (and thereby purchase), and pay for, all Shares validly tendered and not properly withdrawn (as permitted by Section 3 — “Withdrawal Rights” of this Offer to Purchase) prior to the Expiration Date, promptly after the Expiration Date, if the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase have each been satisfied or waived. If Purchaser includes a Subsequent Offering Period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, subject to applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 16 — “Required Regulatory Approvals; General” of this Offer to Purchase.

      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	Share Certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, pursuant to the procedures described in Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase;

•	the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase) in connection with a book-entry transfer; and

•	any other required documents.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Share Price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to Stockholders who validly tender their shares. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are set forth in Section 1 — “Terms of the Offer; Expiration Date” and Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3 — “Withdrawal Rights” of this Offer to Purchase.

      UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE SHARE PRICE REGARDLESS OF ANY EXTENSION OF THE OFFER OR DELAY IN MAKING SUCH PAYMENT.

      If any tendered Shares are not purchased pursuant to the Offer for any reason, or if Share Certificates are submitted representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering Stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures described in Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

      Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of Parent’s subsidiaries the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

      If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders of Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

5.	Certain U.S. Federal Income Tax Consequences.

      The following is a summary of certain U.S. federal income tax consequences of the Offer and the Merger relevant to a Stockholder whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to cash in the Merger. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, each as in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. The summary is for general information only and does not purport to address all of the tax consequences that may be relevant to particular Stockholders in light of their personal circumstances. The summary applies only to Stockholders who hold their Shares as capital assets and may not apply to Stockholders subject to special rules under the Code, including, without limitation, persons who acquired their Shares pursuant to the exercise of employee stock options or other compensation arrangements, partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes, persons who hold Shares as qualified small business stock, insurance companies, tax-exempt organizations, brokers, dealers, or traders in securities, banks or other financial institutions, persons that mark-to-market their investment in the Shares, tax-exempt entities, persons that are subject to alternative minimum tax) persons who hold their Shares as part of a straddle, hedge, conversion or constructive sale transaction or other integrated investment or persons that have a functional currency other than the United States dollar. The summary does not discuss the U.S. federal income tax consequences to any Stockholder who, for U.S. federal income tax purposes, is a non-resident alien individual, foreign corporation, foreign partnership or foreign trust or estate, and does not address any state, local or foreign tax consequences of the Offer or the Merger.

      The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a Stockholder who sells Shares pursuant to the Offer or has Shares converted into cash pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (not taking into account any tax withholding) and the Stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or converted into cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or converted into cash pursuant to the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the Stockholder has held the Shares for more than one (1) year. Long-term capital gain of non corporate shareholders generally is subject to federal income tax at a maximum rate of 15%. Certain limitations apply to the use of capital losses. The U.S. federal income tax consequences to Stockholders whose Shares are tendered and accepted for payment in a Subsequent Offering Period (if included) generally will be the same as those to Stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose shares are converted to cash in the Merger.

      Proceeds from the sale of Shares pursuant to the Offer or the conversation of Shares into cash pursuant to the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the Stockholder fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. See Section 2 — “Procedures for Accepting the Offer and Tendering Shares; Valid Tender of Shares” of this Offer to Purchase.

      THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR OTHER TAX LAWS, AND CHANGES IN TAX LAWS.

6.	Price Range of the Shares; Dividends.

      The Shares are traded on Nasdaq under the symbol “RVFD.” The following table sets forth, for each of the quarters of Riviana’s fiscal year indicated, the high and low reported sales prices per Share as reported on Nasdaq based upon published financial sources:

	High	Low

Fiscal Year Ended June 30, 2003
First Quarter	$27.14	$21.31
Second Quarter	$28.04	$22.13
Third Quarter	$28.00	$21.38
Fourth Quarter	$31.34	$23.15
Fiscal Year Ended June 30, 2004
First Quarter	$30.00	$25.65
Second Quarter	$29.75	$26.70
Third Quarter	$29.10	$24.24
Fourth Quarter	$28.34	$24.90

      On July 22, 2004 the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares reported on Nasdaq was $25.26 per Share. On July 29, 2004 the last full trading day prior to the commencement of the Offer, the last reported sales price of the Shares reported on Nasdaq was $25.70 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

      The following table sets forth dividends per Share paid by Riviana on the dates indicated during the past two years:

Dividend
Date	per Share

September 6, 2002	$0.165
November 29, 2002	$0.170
February 28, 2003	$0.170
May 30, 2003	$0.170
September 5, 2003	$0.250
November 28, 2003	$0.250
March 3, 2004	$0.250
May 27, 2004	$0.250

      The Merger Agreement provides that, subject to certain limited exceptions, from the date of the Merger Agreement until the Effective Time without the prior approval of Parent, Riviana will not, and will not permit any of its subsidiaries to declare, set-aside or pay any dividends on any of its capital stock.

7.	Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations.

      Effect of the Offer on the Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by Stockholders other than Purchaser. The purchase of Shares by Purchaser pursuant to the Offer can also be expected to reduce the number of holders of Shares and could have an adverse effect on the market price for and marketability of the Shares and could cause future market prices to be less than the Share Price.

      Nasdaq Quotation. The Shares are traded on Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued listing and may, therefore, be delisted from that exchange. According to Nasdaq’s published guidelines, Nasdaq would consider delisting the Shares if, among other things:

      • the number of publicly held Shares is less than 750,000;

      • the aggregate market value of the publicly-held Shares is less than $5,000,000;

      • the number of record holders of one hundred (100) or more Shares falls below 400; or

      • there are not at least two registered and active market makers.

Shares held directly or indirectly by an executive officer or director of Riviana or by a beneficial owner of more than 10% of the Shares will ordinarily not be considered as being publicly held for purposes of these standards. In the event that the Shares are no longer eligible for Nasdaq quotation, quotations may still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Riviana to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Riviana to its Stockholders and the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with Stockholders’ meetings pursuant to Section 14(a) or 14(c) and the related requirement of an annual report, no longer applicable to the Shares. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Riviana. Furthermore, the ability of “affiliates” of Riviana and persons holding “restricted securities” of Riviana to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If, as a result of the purchase of Shares pursuant to the Offer or the Merger, Riviana is no longer required to maintain registration of the Shares under the Exchange Act, Purchaser intends to cause Riviana to apply for termination of such registration. See Section 11 — “Purpose of the Offer and the Merger; Plans for Riviana” of this Offer to Purchase.

      Margin Regulations. The Shares are currently “margin securities” as such term is defined under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities (“Purpose Loans”). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly-held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares will no longer constitute “margin securities” or be eligible for Nasdaq reporting.

8.	Certain Information Concerning Riviana.

      General Information. Riviana is a Delaware corporation with its business offices located at 2777 Allen Parkway, Suite 1500, Houston, Texas 77019-2141. The telephone number of Riviana at such offices is (713) 529-3251. According to Riviana’s Annual Report on Form 10-K for the financial year ended June 29, 2003, Riviana processes, markets and distributes rice products in the United States, cookies, crackers, fruit juices, nectars and drinks, and processed fruits and vegetables in Central America, and rice and other food products in Europe. Riviana’s U.S. operations consist primarily of sales of retail branded and private label rice products, sales of rice products to retail foodservice chains and to major food processors, sales of rice by-products to industrial users and export sales of branded and value-added rice products to Puerto Rico and a number of international markets.

      Available Information. The Shares are registered under the Exchange Act. Accordingly, Riviana is subject to the information reporting requirement of the Exchange Act and files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Commission’s public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Riviana’s filings with the Commission are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

      Although Parent and Purchaser have no knowledge, as of the date of this Offer to Purchase, that any such information is untrue, Parent and Purchaser take no responsibility for the accuracy or completeness of information concerning Riviana, provided by Riviana or contained in the documents and records referred to herein or for any failure by Riviana to disclose events that may have occurred and may affect the significance or accuracy of any such information.

      Certain Forward-Looking Financial Data. Prior to entering into the Merger Agreement, in connection with Parent’s due diligence investigation of Riviana, Riviana provided Parent with certain non-public historical and forward-looking financial information. In particular, in July, 2004, Riviana’s management provided Parent and its financial advisors with Riviana’s profit plan for fiscal 2005 (the “Profit Plan”). The Profit Plan reflected, among other information, projected revenues and net income of $414.2 million and $23.9 million, respectively, for fiscal 2005, or $1.60 per share on a fully diluted basis of 14,947,000 shares. In addition, the Profit Plan contained the latest estimates for fiscal 2004 net income of $24.3 million or $1.63 per share on a fully diluted basis of 14,836,000 shares.

      Riviana has advised Parent that:

•	the Profit Plan was not prepared with a view to public disclosure or compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or US generally accepted accounting principles;

•	Riviana’s certified public accountants have not examined or compiled the Profit Plan numbers and, accordingly, assume no responsibility for them;

•	the Profit Plan includes forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution;

•	the Profit Plan was prepared solely for internal use and budgeting and other management decisions and is subjective in many respects and, thus susceptible to interpretations and periodic revisions based on actual experience and recent developments;

•	the Profit Plan was based upon a variety of estimates and assumptions made by the management of Riviana with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, operating and other revenues and expenses, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Riviana’s control;

•	there can be no assurance that the assumptions made in preparing the Profit Plan will prove accurate, and actual results may be materially greater or less than those contained in the Profit Plan; and

•	the Profit Plan did not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, which could cause actual results to differ materially from those forecast or targeted.

For these reasons, as well as the bases and assumptions on which the Profit Plan was compiled, the inclusion in the Profit Plan in this Offer to Purchase should not be regarded as an indication that Riviana, Purchaser or Parent or any of their respective affiliates or representatives considers such information to be an accurate predication of future events, and the Profit Plan should not be relied on as such. None of Purchaser, Parent, nor Riviana assumes any responsibility for the completeness or accuracy of the Profit Plan. The Profit Plan is included herein solely because Riviana made it available to Parent in connection with its evaluation of the transactions contemplated by the Merger Agreement.

9.	Certain Information Concerning Purchaser, Parent and Other Persons; General Information.

      General Information. Purchaser, a Delaware general partnership and a direct and indirect wholly-owned subsidiary of Parent, was organized to acquire all of the outstanding Shares pursuant to the Offer and has not conducted any activities other than in connection with the Offer and the Merger since its organization. Parent and Herba Foods are the 99% and 1% general partners, respectively, of the Purchaser. The principal place of business of the Purchaser is Calle Villanueva 4, 28001 Madrid, Spain, telephone: +34 902 10 20 31.

      Parent is a sociedad anónima organized under the laws of Spain with its principal place of business located at Calle Villanueva 4, 28001 Madrid, Spain, telephone: +34 902 10 20 31. Parent is the largest Spanish food group in terms of turnover, profits and market capitalization. It is a leader in the sugar, rice and dairy sectors and has a portfolio of widely recognized brands in its markets, including: Puleva®, Ram®, Leyma® and El Castillo® in the dairy sector; Azucarera® and Sucran® in the sugar sector; and Brillante®,

Nomen®, La Cigala®, La Fallera®, Oryza®, Bosto®, Reis Fit®, Riceland®, Danrice® and Risella® in the rice sector. Parent also operates in the biotechnology and other less significant markets through its subsidiaries.

      Herba Foods is a sociedad limitada organized under the laws of Spain with its principal place of business located at Calle Villanueva 4, 28001 Madrid, Spain, telephone: +34 902 10 20 31. Herba Foods is the holding company for Parent’s rice business which operates primarily in Spain, Portugal, Morocco, Germany, the United Kingdom, Belgium, Italy, Greece, Denmark and Hungary.

      Joint Ventures. Purchaser, directly or through its subsidiaries, operates three joint ventures with Riviana (the “Joint Ventures”).

      S&B Herba Foods Limited. Effective March 29, 2004, Riviana and Parent formed S&B Herba Foods Limited (“S&BHF”) in the United Kingdom through the combination of Stevens & Brotherton Ltd. (“S&B”), Riviana’s UK subsidiary, and Joseph Heap & Sons, Ltd. (“Heap”), a U.K. subsidiary of the Parent. S&BHF is owned 49% by Riviana and 51% by Parent. S&BHF distributes branded and private label rice, dried fruit and other food products in the U.K. Heap is a rice flour milling company which markets and distributes branded and private label rice and supplies rice flour and bulk rice to industrial customers in the U.K. On the formation date, S&BHF was valued by Riviana and Parent at approximately $29 million.

      Boost Nutrition C.V. Riviana and Parent jointly operate in the continental European rice market through their interests in Boost Nutrition C.V. and its subsidiary Euryza Reis GmbH in Germany (collectively, “Boost”). Boost commenced operations in January 1991 and is owned 49% by N&C Boost N.V. (“N&C”), a Belgian subsidiary of Riviana and 51% by the Parent.

      Herto N.V. N&C and Parent also each own a one-third interest in Herto, a European rice cake manufacturer based in Belgium. Herto was formed in 1992 and operates in continental Europe.

      Directors and Executive Officers. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the general partners, directors and executive officers of each of Parent, Purchaser and Herba Foods are set forth in Schedule I hereto.

      None of Parent, Purchaser or Herba Foods or, to the knowledge of the foregoing, any associate or majority-owned subsidiary of the foregoing, or any of the persons listed in Schedule I hereto or any associate or majority-owned subsidiary of any such person, beneficially owns or has a right to acquire any equity security of Riviana and none of Parent, Purchaser or Herba Foods or, to the knowledge of the foregoing, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of Riviana during the past sixty (60) days.

      Except as set forth in this Offer to Purchase, none of Parent, Purchaser and Herba Foods or, to the knowledge of each of the foregoing, any of the persons listed in Schedule I hereto, on the one hand, has had any business relationship or transaction with Riviana or any of its directors, executive officers or affiliates, on the other hand, that is required to be disclosed pursuant to the rules and regulations of the Commission.

      Except as set forth in this Offer to Purchase, there have been no negotiations, transactions, or material contracts, between Parent, Purchaser and Herba Foods or any of their respective subsidiaries or, to the knowledge of each of the foregoing, any of the persons listed on Schedule I hereto, on the one hand, and Riviana or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

      None of Parent, Purchaser or Herba Foods or, to the knowledge of each of the foregoing, any of the persons listed in Schedule I hereto, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of Parent, Purchaser or Herba Foods or to the knowledge of each of the foregoing, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10.	Background of the Offer; Contacts with Riviana.

      The following information was prepared by Parent, Purchaser and Riviana. The information contained herein concerning Riviana was provided by Riviana, and neither Parent nor Purchaser takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or Purchaser or their respective representatives did not participate.

      General. In connection with the operation of the Joint Ventures and other business dealings, Parent and Riviana have from time to time held informal and preliminary discussions to explore the possibility of certain strategic opportunities the two companies might pursue jointly.

      Background to the Offer. In April 2002, representatives of Parent, which included Mr. Antonio Hernández Callejas, the Chief Executive Officer of Parent, and Mr. Jaime Carbó Fernández, the Chief Financial Officer of Parent, and representatives of Riviana, which included Mr. Frank A. Godchaux III, the Chairman of the board of directors, Mr. Charles R. Godchaux, the Vice Chairman of the board of directors, Mr. Frank K. Godchaux, a director, Mr. Joseph A. Hafner Jr., the President and a director, Mr. W. David Hanks, the Executive Vice President and then a director, and Mr. E. Wayne Ray, Jr., the Vice President, Chief Financial Officer and then a director, met in Houston, Texas. The purpose of the meeting was to hold informal and preliminary discussions and explore strategic opportunities the two companies might pursue jointly given the long-term business relationship between Riviana and Parent. During that meeting several scenarios and possible alternatives were discussed, but no commitment was made nor agreement reached.

      Initially between January and October 2002, and subsequently after September 2003, the parties negotiated the formation of a subsidiary joint venture in the United Kingdom. During the parties’ negotiations, they continued to discuss from time to time the possibility of certain strategic alternatives the two companies might pursue on a global basis. In July 2003, after several telephone conversations between Mr. Godchaux III and Mr. Hernández, Parent sent Riviana a letter, dated July 23, 2003, indicating that the market value of Riviana’s shares at that time was higher than a value at which Parent would be interested in pursuing discussions relating to an acquisition of Riviana.

      In the period prior to April 2004, representatives of Parent and Riviana periodically contacted each other to discuss potential business relationships or transactions between the companies. These discussions culminated in an invitation by Mr. Godchaux III to Mr. Hernández in April 2004 to a meeting in London on May 26 and 27, 2004, to explore a potential sale of Riviana to Parent.

      On April 22, 2004, Riviana’s board met and, after presentations by senior management regarding a potential transaction between Parent and Riviana, Riviana’s board of directors preliminarily directed senior management to investigate a possible transaction with Parent. Riviana’s Board also authorized the engagement of Goldman Sachs as financial advisor to Riviana and to advise Riviana in connection with a potential sale of Riviana. In addition, after discussion with counsel, the board of directors accepted the resignations of Mrs. Theresa G. Payne and Messrs. Frank K. Godchaux, Hanks and Ray as directors in order to have a board consisting of a majority of independent directors. Goldman Sachs was engaged as financial advisor to Riviana’s board on the terms and conditions set forth in a letter agreement between Riviana and Goldman Sachs dated April 23, 2004 (the “Engagement Letter”).

      After Riviana’s board of directors meeting, Mr. Hanks confirmed to Mr. Hernández that Riviana remained interested in pursuing a possible transaction with Parent. In addition, Goldman Sachs contacted Parent to discuss issues relating to a transaction between the two companies.

      On April 27, 2004, certain directors and senior management of Riviana, including Frank A. Godchaux III, Frank K. Godchaux, Theresa G. Payne, E. James Lowrey, Joseph A. Hafner, Jr., W. David Hanks, and E. Wayne Ray, Jr., met via telephone conference. At the meeting, a representative of Locke Liddell & Sapp LLP, counsel to Riviana, reviewed with the directors present at the meeting their fiduciary duties under Delaware law with respect to a business combination, and various factors that the Board may consider in evaluating such a transaction. Representatives of Goldman Sachs then discussed various strategic alternatives available to Riviana. Goldman Sachs was then directed to commence a formal process to identify strategic alternatives available to Riviana, including identifying parties that would likely be interested in a transaction with Riviana, and to prepare a valuation analysis of Riviana. After this meeting, Mr. Godchaux III contacted Mr. Hernández confirming the parties proposed meeting in London in late May.

      On May 4, 2004, Parent and Riviana entered into a customary confidentiality agreement and thereafter representatives of the Parent initiated a preliminary due diligence review of Riviana. Riviana provided Parent with information relating primarily to its and its subsidiaries U.S. businesses, the U.S. rice market, and its international subsidiaries.

      On May 10 and 11, 2004, Messrs. Carbó and Hanks met during a regular management committee meeting of the parties’ Boost joint venture and discussed the agenda for the meeting to be held in London on May 26 and 27, 2004 as well as certain Riviana organizational and managerial issues, reasons for combining Parent and Riviana and financial matters.

      On May 21, 2004, Messrs. Godchaux III, Hanks, Hafner and Ray and Riviana’s legal counsel met via telephone conference with representatives of Goldman Sachs. At this meeting, Goldman Sachs discussed with Riviana the parties that they believed would likely be interested in a strategic transaction with Riviana. Representatives of Goldman Sachs reported that commencing in May, 2004, at the direction of Riviana, they contacted 12 potential strategic and financial acquirers (not including Parent) to determine their level of interest in a transaction. None of these companies expressed an interest in pursuing a transaction with Riviana.

      On May 26 and 27, 2004, the planned meeting was held in London and was attended by Messrs. Hernández and Carbó from Parent and Messrs. Godchaux III, Frank K. Godchaux, no longer a director, Hafner, Hanks and Ray from Riviana. During such meeting, the parties discussed the possibility of reaching an agreement with respect to the acquisition by Parent of Riviana. No agreement was reached at such meeting and negotiations were suspended.

      In a telephone call on June 19, 2004, Messrs. Hernández and Hafner renewed discussions regarding the possible acquisition of Riviana by Parent.

      On June 21 and 22, 2004, Messrs. Hernández, Hanks and Godchaux III took part in extensive telephonic discussions regarding a possible transaction. During these discussions, Parent indicated an interest in acquiring Riviana at a price of $25.00 per share plus a $0.75 special dividend to be declared by Riviana to its stockholders and delivered a letter to such effect to Riviana on June 22, 2004.

      On June 23, 2004, Riviana and Parent entered into a Letter Agreement, whereby Riviana agreed, among other things, to an exclusivity provision of 45 days and due diligence access to Riviana.

      On June 25, 2004, Riviana’s board of directors met to consider the proposed offer. The board discussed, among other things, the dealings between Riviana and Parent in connection with the proposal made by Parent in its June 22, 2004 letter, the recent financial performance of Riviana, the short-term and long-term prospects for Riviana’s business and the possible alternatives to selling Riviana, including continuing to operate the business on a stand-alone basis. At the conclusion of the June 25th meeting, the board recommended that senior management of Riviana and representatives of Goldman Sachs continue to explore the possibility of completing a transaction with Parent.

      In late June 2004, Parent contacted several international investment banks for the purpose of retaining a financial advisor to advise it on a potential transaction with Riviana. On June 29, 2004, Parent agreed to retain Bear, Stearns & Co. Inc. (“Bear Stearns”) as its financial advisor. At the same time Parent also retained Dewey Ballantine as its legal advisors.

      The first operative meeting of the representatives of Parent and Riviana and their legal and financial advisors was held at Bear Stearns’ offices in New York City on July 6, 2004. After discussion at this meeting, the parties agreed to pursue negotiation of the proposed transaction, including a definitive agreement, at a price of $25.75 per share, with no special dividend. At such meeting the parties also agreed to a detailed time schedule.

      On July 7, 2004, Riviana’s legal counsel delivered to counsel for Parent a draft merger agreement and a draft form of stockholder agreement to be executed by the Significant Stockholders.

      Between July 7, 2004 and July 22, 2004, representatives of Parent, Bear Stearns and Dewey Ballantine conducted due diligence on Riviana’s business, including reviewing legal and financial documents provided by Riviana. During this period, legal and financial representatives of Parent and Riviana and their respective advisors also negotiated all aspects of the proposed transaction and Merger Agreement, including the conditions of the Offer and the Merger, the parties’ representations, warranties and covenants and the termination fee.

      In a meeting held on July 16, 2004, Riviana’s board was updated on the status of negotiations by senior management and its legal counsel. At this meeting, the board also discussed the financial aspects of the proposed transaction with Goldman Sachs.

      On the morning of July 22, 2004, a special meeting of Riviana’s board of directors was held to discuss outstanding issues. Senior management and legal counsel updated the board on the status of the negotiations.

      During the afternoon of July 22, 2004, Riviana’s board met with senior management and its legal counsel to discuss the terms of the Merger Agreement, the status of open issues, final resolutions and the terms of the definitive documentation for the proposed transaction. During this meeting (i) there was a full briefing by management, (ii) representatives of Goldman Sachs provided an analysis of the transaction and delivered orally Goldman Sachs’ opinion (subsequently confirmed in writing) that as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, the Share Price was fair, from a financial point of view, to the holders, and (iii) Riviana’s legal counsel rendered a full report to the board. Following extensive discussions, the board determined that the Offer, the Merger, the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby were in the best interest of Riviana and its stockholders and all of the directors attending the meeting (with one director being absent) unanimously approved the Offer, the Merger, the Merger Agreement, the Stockholder Agreements and the transactions contemplated thereby, subject to finalizing all remaining details to management’s satisfaction.

      During the morning of July 23, 2004, a special meeting of the board of directors of Parent was convened to discuss the Merger and issues related to the proposed transaction. In addition to certain members of Parent’s management, representatives of Parent’s financial and legal advisors were also present. Following presentations by Bear Stearns and Dewey Ballantine as to legal and financial aspects of the transaction, respectively, and discussions among members of the board, the board of directors of the Parent approved the Merger, the Offer, the form of the Merger Agreement and a form of the Stockholders Agreements. Immediately thereafter representatives of the general partners of the Purchaser approved the Merger, the Offer, the form of the Merger Agreement and a form of the Stockholder Agreements. In addition, the board of directors of Herba Foods approved the Offer and the Merger.

      Following the approvals and prior to the opening of the U.S. financial markets on July 23, 2004, Riviana, Parent and Purchaser executed and delivered the Merger Agreement and Parent, Purchaser and certain stockholders of Riviana entered into the Stockholder Agreements. Thereafter, the parties issued press releases announcing the execution of the definitive agreements.

      Other Contacts. In early 2002, in connection with ongoing discussions of strategic opportunities, Parent and Riviana discussed the possibility of forming S&BHF and developed a financial model for the joint venture. Discussions continued from time to time until October 2002, when both companies determined to pursue separate strategic opportunities. In September 2003, following Riviana’s acquisition of a rice business in the United States, the parties resumed discussions and agreed on terms for the formation of S&BHF. The formation was effective as of March 29, 2004. See Section 9 — “Certain Information Concerning Purchaser, Parent and Riviana; General Information.”

11.	Purpose of the Offer and the Merger; Plans for Riviana.

      Purpose of the Offer and the Merger. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Riviana. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected promptly. The purpose of the Merger is to acquire all of the outstanding Shares not acquired in the Offer. If the Offer is successful, the intention is to consummate the proposed Merger as promptly as practicable following the final purchase of Shares in the Offer.

      Plans for Riviana. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Purchaser and Parent currently intend to seek majority representation on the Riviana board, and, as soon as practicable after consummation of the Offer, Parent and Purchaser plan to consummate the Merger. Following the consummation of the Merger, the Surviving Corporation will be a wholly-owned subsidiary of Parent.

      The Merger Agreement provides that after the consummation of the Merger, the initial directors of the surviving corporation will be Joseph A. Hafner, Jr., W. David Hanks, Jaime Carbó Fernández, Antonio Hernández Callejas and Felix Hernández Callejas until the earlier of their resignation, removal or death or until their successors are elected and qualified. The Merger Agreement further provides that the officers of Riviana immediately prior to the Effective Time of the Merger will, from and after the Effective Time, be the officers of the Surviving Corporation.

12.	The Merger Agreement, Stockholder Agreements and Other Relevant Agreements.

      The Merger Agreement. The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed with the Commission as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below. The Merger Agreement may be examined, and copies obtained, as described in Section 8 — “Certain Information Concerning Riviana” in this Offer to Purchase.

      The Offer. The Merger Agreement provides for the making of the Offer. Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase. The Merger Agreement provides that each Stockholder who tenders Shares in the Offer will receive $25.75, without interest, for each Share tendered, net to the Stockholder in cash.

      Extensions of the Offer — Subsequent Offering Periods. The Merger Agreement permits the Purchaser to extend the Offer from time to time, without Riviana’s consent, if, on the scheduled Expiration Date, any condition to the Offer has not been satisfied or waived; provided, that Parent and Purchaser must extend the Offer until such condition is satisfied or waived, unless such condition could not reasonably be expected to be satisfied by the Outside Date, provided further that in no event is Purchaser required to extend the Expiration Date of the Offer beyond the Outside Date. In addition, without the consent of Riviana, Purchaser will not:

•	reduce the number of Shares subject to the Offer;

•	reduce the price of the Offer;

•	impose any material conditions, or modify any conditions, to the Offer other than those set forth in Section 15 — “Certain Conditions of the Offer”;

•	except as provided in the Merger Agreement, extend the Offer beyond any scheduled Expiration Date;

•	change the form of consideration payable in the Offer (other than adding consideration); or

•	amend any other material terms of the Offer in a manner adverse to the holders of Shares.

      Without the consent of Riviana, the Purchaser may:

•	extend the Offer, if at the scheduled or extended Expiration Date of the Offer any of the conditions to the Offer described in Section 15 — “Certain Conditions of the Offer” — are not be satisfied or waived; provided, however, that (i) if any of the conditions to the Offer are not satisfied or waived on any scheduled Expiration Date of the Offer, the Parent and the Purchaser shall be required to extend the Offer until such condition or conditions are satisfied or waived unless such condition or conditions could not reasonably be expected to be satisfied by the Outside Date; and (ii) in no event shall the Parent and the Purchaser be required to extend the Expiration Date of the Offer beyond the Outside Date unless it is their failure under the Merger Agreement which causes the extension to be necessary;

•	extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer;

•	extend the Offer for any reason on one or more occasions for an aggregate period of not more than fifteen (15) business days beyond the latest Expiration Date if there shall not have been tendered a sufficient number of Shares to enable the Merger to be effected without a meeting of Riviana’s Stockholders in accordance with Section 253 of the DGCL; and

•	after the Acceptance Date, for one or more subsequent offering periods of up to an additional twenty (20) business days in the aggregate pursuant to Rule 14d-11 of the Exchange Act, in each case subject to the right of the Parent, the Purchaser or Riviana to terminate the Merger Agreement pursuant to its terms.

      Payment. The Merger Agreement obligates Purchaser to accept for payment, as promptly as permitted under applicable securities law, and pay for, as promptly as practicable after the Acceptance Date, all Shares validly tendered (and not withdrawn) in the Offer.

      Directors. At the Effective Time, the initial directors of the Surviving Corporation will be Joseph A. Hafner, Jr., W. David Hanks, Jaime Carbó Fernández, Antonio Hernández Callejas and Felix Hernández Callejas, until the earlier of their resignation, removal or death or until their respective successors are duly elected and qualified. Riviana’s officers at the Effective Time will be the initial officers of the Surviving Corporation.

      The Merger Agreement provides that after completion of the Offer, Parent shall be entitled to designate, subject to applicable law and applicable stock exchange regulations, at its option up to that number of directors of the board of Riviana equal to the product of the total number of directors on the board of Riviana multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent bears to the number of Shares then outstanding. Further, Riviana shall take all actions necessary to cause Parent’s designees to be elected or appointed to the board of directors of Riviana.

      Riviana will also cause individuals designated by the Parent to constitute a majority of the members on each committee of Riviana and the board of directors of each subsidiary of Riviana (and each committee thereof). The Merger Agreement further provides that at least three of the directors of Riviana not designated by the Parent shall remain directors of Riviana until the Effective Time (the “Independent Directors”).

      Following the election or appointment of the Independent Directors, and until the Effective Time, their approval will be required to authorize:

•	any amendment or termination of the Merger Agreement on behalf of Riviana;

•	any exercise or waiver of any of Riviana’s rights or remedies under the Merger Agreement; or

•	to the extent a decision of Riviana, any extension of the time for performance of Parent’s and Purchaser’s respective obligations under the Merger Agreement.

      The Merger. The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into Riviana in accordance with the DGCL. At that time, the separate existence of Purchaser will cease, and Riviana will be the Surviving Corporation.

      Under the terms of the Merger Agreement, as of the Effective Time:

•	each issued and outstanding partnership interest in the Purchaser shall be canceled and converted into one share of common stock of the Surviving Corporation, par value $1.00 per share;

•	all Shares held in the treasury of Riviana and all Shares owned by the Parent or any of its subsidiaries immediately prior to the Effective Time shall be canceled; and

•	each Share issued and outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive from the Surviving Corporation the equivalent price in cash, without interest (the “Merger Consideration”);

provided, however, that if required by the DGCL, Shares that are issued and outstanding immediately prior to the Effective Time that have not been voted for adoption under the terms of the Merger Agreement and are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL, will not be converted into the right to receive the Merger Consideration, and holders of such Shares will be entitled to receive payment of the appraised value of such Shares in accordance with the provisions of such Section 262 of the DGCL, unless and until such holders fail to perfect, or effectively withdraw or lose, their rights to appraisal and payment under the DGCL, in which case such holders will receive Merger Consideration, as of the Effective Date.

      Stock Options. The Merger Agreement provides that, immediately prior to the Effective Time, each then outstanding stock option or similar right (the “Options”), whether or not then vested or exercisable, shall be, consistent with the plans and agreements applicable to such Options (each, a “Stock Plan”), vested and exercisable and such Options immediately thereafter shall be canceled by Riviana, and each then vested Option shall no longer be exercisable but shall entitle the holder thereof, in cancellation and settlement therefore, to a payment in cash by Riviana, equal to the product of (i) the total number of Shares subject to such vested Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such vested Option.

      Representations and Warranties. Pursuant to the Merger Agreement, Riviana has made customary representations and warranties to Parent and Purchaser, including representations relating to organization, standing and power, capital structure, authorization of the Merger Agreement and other documents, consent and approvals, no violations, Commission documents and other reports, information supplied, absence of certain changes or events (including any Material Adverse Effect (as defined below) with respect to Riviana), permits and compliance with law, contracts, taxes, employee matters, litigation, liabilities, labor matters and worker safety laws, intellectual property, real estate and assets, environmental matters, insurance, warranties and product liability, no brokers, opinion of Riviana’s financial advisor, state takeover statutes, absence of certain business practices, required Stockholder vote and Riviana’s board of directors approval.

      Certain representations and warranties in the Merger Agreement made by Riviana are qualified by “materiality” or “Material Adverse Effect” on the company. For purposes of the Merger Agreement and this Offer to Purchase, the term “Material Adverse Effect” on Riviana means any change, effect, condition, factor or circumstance that is or would reasonably be expected to be materially adverse to the business, operations, properties or results of operations, and condition (financial or otherwise), with all such matters being considered in the aggregate, of Riviana and its subsidiaries, taken as a whole, provided, however, that:

•	with respect to a party, there shall be disregarded any adverse change, effect, condition, factor or circumstance after the date hereof resulting from or relating to:

(i) general business or economic conditions;

(ii) conditions generally affecting the industry in which Riviana competes;

(iii) the announcement or pendency of the Offer, the Merger or any other transaction contemplated by the Merger Agreement; and

(iv) any national or international political or social conditions, including without limitation the engagement by the United States or Spain in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon the United States or Spain or any of their respect territories, possessions or diplomatic or consular offices, or upon any military installation, equipment or personnel or the United States or Spain, except to the extent, in the case of clauses (i) and (iv) above, such changes, effects, conditions, factors or circumstances that have a materially disproportionate adverse effect on Riviana as compared to any other company that competes in Riviana’s industry; and

•	with respect to Riviana and its subsidiaries only, there shall be disregarded any adverse change, effect, condition, factor or circumstance resulting from compliance with any limitation on Riviana’s and its subsidiaries’ operations imposed by the Merger Agreement.

      Pursuant to the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Riviana, including representations relating to organization and qualification, authorization of the Merger Agreement and other documents, consents and approvals, no violations, information supplied, no brokers, interim operations of Purchaser and capital resources.

      Conduct of Riviana Pending the Merger. The Merger Agreement provides that, between the date of the Merger Agreement and the Effective Time, Riviana will, and will cause each of its subsidiaries to:

•	carry on their respective businesses in the ordinary course of their business consistent with past practice and take no action which would reasonably be expected to adversely affect Riviana’s ability to consummate the transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to preserve intact their respective current business organizations and goodwill, keep available the services of their respective officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them; and

•	comply in all material respects with all laws and regulations applicable to them or any of their respective properties, assets or businesses.

      The Merger Agreement provides that, between the date of the Merger Agreement and the Effective Time, Riviana shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Parent:

•	other than any dividends paid by wholly-owned subsidiaries, declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such;

•	other than in the case of any subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of capital stock of Riviana or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

•	issue, reissue, deliver, sell, pledge, grant, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the stock plans) to acquire any such shares, voting securities, equity equivalent or convertible securities or any other ownership interest (including stock appreciation rights, phantom stock and stock-based performance units), except in the ordinary course of business consistent with past practice;

•	amend its organizational documents;

•	acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets;

•	sell, lease, pledge or otherwise dispose of or encumber, or agree to sell, lease, pledge or otherwise dispose of or encumber, any of its assets with a fair market value in excess of $100,000 individually or $500,000 in the aggregate, other than sales of inventory that are in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other capital contributions or investments in, any other person, other than (i) in the ordinary course of business consistent with past practices or (ii) indebtedness, loans, advances, capital contributions and investments between Riviana and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries, in each case in the ordinary course of business consistent with past practices;

•	alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of Riviana or any of its subsidiaries or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Riviana or any of its subsidiaries (other than the Merger);

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of Riviana or any of its subsidiaries or any securities convertible into or exercisable for any such shares of its capital stock or securities, other than pursuant to Options outstanding as of the date hereof in accordance with their respective terms;

•	make any change to accounting methods, policies or procedures used by it as of the date hereof (other than actions required to be taken in accordance with United States generally accepted accounting principles (“GAAP”));

•	enter into, amend or terminate any agreement or contract (i) having a term in excess of 12 months and that is not terminable by Riviana or a subsidiary without penalty or premium by notice of sixty (60) days or less or (ii) outside the ordinary course of business consistent with past practice which involves or is expected to involve payments of $100,000 individually or $500,000 in the aggregate or more during the term thereof (provided that in the case of agreements or contracts with any customer, the margins anticipated from any such agreement or contract shall be consistent in all material respects with historical margins);

•	enter into, amend or terminate any other agreement or contract material to Riviana and its subsidiaries, or purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) that are in excess of $100,000 individually or $500,000 in the aggregate and not modify or amend, or terminate a waiver or release or assign any material rights or claims with respect to, any material agreement or arrangement to which it is a party;

•	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business consistent with past practice;

•	cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

•	waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which it is a party;

•	fail to promptly deliver to Parent true and correct copies of any report, statement or schedule filed with the Commission after the date of the Merger Agreement;

•	modify, extend the term or forgive or cancel any outstanding loans owed to Riviana or any of its subsidiaries by any current or former directors, officers, employees, consultants or independent contractors of such entities;

•	make any loans, advances or capital contributions to, or investments in any other person;

•	alter, amend or revoke any tax election or method of accounting with respect to taxes or settle or compromise any material tax claim;

•	fail to maintain insurance on its tangible assets and its business in such amounts and against such risks and losses as are currently in effect;

•	except as required in accordance with GAAP, revalue any of its assets, including, without limitation, writing down the value of its inventory or writing off notes or accounts receivables other than in the ordinary course of business consistent with past practice;

•	pursuant to or within the meaning of any bankruptcy law, (i) commence a voluntary case, (ii) consent to the entry of an order for relief against it in an involuntary case, (iii) consent to the appointment of a custodian of it or for all or substantially all of its property or (iv) make a general assignment for the benefit of its creditors;

•	other than in the ordinary course of business, amend, modify, assign, terminate, reject, cancel or fail to exercise a right of renewal or extension, with respect to any material contract relating to intellectual property;

•	settle any legal proceedings, whether now pending or hereafter made or brought;

•	apply any of its assets or properties to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly, to or for the benefit of any related party or enter into any transaction with a Related Party (except for payment of salary and other customary expense reimbursements made in the ordinary course of business to Related Parties who are employees, directors or officers of Riviana and its subsidiaries). “Related Party” means any affiliate, associate, shareholder, officer, director, employee or agent of Riviana or any subsidiary or any member of his or her family by blood or marriage;

•	increase any compensation or enter into or amend any employment, severance, retention or similar compensation agreement or arrangements with any of its present or future officers, directors or employees;

•	grant any severance or termination package to any director, officer, employee or consultant;

•	hire any new employee who shall have, or terminate the employment of any current employee who has, an annual salary in excess of $70,000;

•	adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend, except as required by applicable law (in which case Riviana should provide prompt written notice to Parent following such adoption), any existing benefit plan in any material respect, except for changes which are not more favorable to participants in such plans;

•	grant any stock option or other equity or incentive awards to any director, officer, employee, consultant or other service provider;

•	other than in the ordinary course of business, enter into any transaction with any director or executive officer of Riviana or any of its subsidiaries or any immediate family member of any such director or executive;

•	other than in the ordinary course of business, hire any additional consultants or independent contractors or enter into or extend the term of any consulting or independent contractor relationship;

•	authorize, recommend, propose or announce an intention to do, or enter into any contract, agreement, commitment or arrangement to do, any of the foregoing; or

•	take any action that would cause any representation or warranty under the Merger Agreement to become untrue or incorrect or any action that would result in any of the conditions set forth in the Merger Agreement not being satisfied.

      Riviana Stockholder Meeting. If Stockholders’ approval of the Merger is required, Riviana has agreed in the Merger Agreement to (i) hold a meeting of Stockholders as soon as practicable after completion of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and (ii) through its board of directors:

•	recommend to its Stockholders the approval of the Merger Agreement;

•	not withdraw or modify such recommendation;

•	use its reasonable best efforts to solicit the approval of its Stockholders in favor of approval and adoption of the Merger Agreement; and

•	take all action necessary or, in the reasonable opinion of Parent, advisable to secure any vote of Stockholders required by the DGCL.

Parent has agreed to vote all Shares held by Purchaser after completion of the Offer in favor of the Merger. Riviana shall, at Parent’s request, as soon as practicable following the consummation of the Offer if the Stockholder Meeting is required and if required by the Exchange Act, prepare and file a preliminary Proxy Statement with the Commission and shall use its reasonable best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be mailed to Riviana’s Stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. Prior to such filing, Riviana shall allow Parent and its counsel a reasonable opportunity to review and comment on the proposed form of the Proxy Statement, and neither the Proxy Statement, nor any amendment or supplement thereto, will be made by Riviana without the approval of Parent, which approval shall not be unreasonably withheld. Riviana shall notify Parent promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between Riviana or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If, at any time prior to the Stockholder Meeting, there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, then upon learning of such event Riviana shall promptly inform the Parent and, subject to the following sentence, Riviana shall promptly prepare and mail to its Stockholders such an amendment or supplement. Parent and Riviana shall cooperate in the preparation of the Proxy Statement or any amendment or supplement thereto, including the supply of any information required to be included in the Proxy Statement regarding Parent or Purchaser.

      No Solicitation; Takeover Proposals. The Merger Agreement provides that Riviana and its affiliates will not, and Riviana and its affiliates will not permit any of their representatives to, directly or indirectly:

•	solicit, initiate, encourage or facilitate the making of, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Takeover Proposal (as defined below) (including by taking any action that would make Section 203 of the DGCL inapplicable to any Takeover Proposal);

•	participate in any way in discussions or negotiations regarding, or furnish or disclose to any person any information with respect to Riviana or any of its subsidiaries in connection with, or take any other action to cooperate in any way with respect to, any Takeover Proposal;

•	withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser the approval and recommendation of the Offer, the Merger or the Merger Agreement;

•	approve or recommend, or propose to approve or recommend, any Takeover Proposal; or

•	enter into any agreement, letter of intent or similar document contemplating or otherwise relating to any Takeover Proposal.

      Notwithstanding the above, the Merger Agreement further provides that Riviana or its directors can:

•	participate in discussions or negotiations with, or furnish or disclose nonpublic information to, any person in response to an unsolicited, bona fide and written Takeover Proposal that is submitted to Riviana by such person prior to the Acceptance Date if:

(i) none of Riviana, any of its affiliates or their representatives has violated any of the provisions contained in the first paragraph above under “No Solicitation; Takeover Proposals”;

(ii) a majority of the members of Riviana’s board of directors determines in good faith, after having consulted with Riviana’s financial advisor, that such person is reasonably capable of consummating such Takeover Proposal and that such Takeover Proposal is reasonably likely to lead to a Superior Proposal;

(iii) the board of directors determines in good faith, after having taken into account the advice of its outside legal counsel, that failing to take such action is reasonably likely to constitute a breach of its fiduciary duties to Riviana’s Stockholders under applicable law;

(iv) at least two business days prior to furnishing or disclosing any nonpublic information to such person, Riviana furnishes such information to Parent; and

(v) all action of Riviana’s board of directors is taken in accordance with the DGCL and applicable Delaware law;

•	approve or recommend, or enter into a definitive agreement with respect to an unsolicited, bona fide and written Takeover Proposal that is submitted to Riviana prior to the Acceptance Date if:

(i) none of Riviana, any of its affiliates or representatives has violated any of the provisions contained in the first paragraph above under “No Solicitation; Takeover Proposals”;

(ii) Parent is given four business days prior written notice of any meeting of Riviana’s board of directors to consider whether such Takeover Proposal constitutes a Superior Proposal, and during such four business day period Riviana shall cause its financial and legal advisors to negotiate in good faith with Parent and its advisors in an effort to make such adjustments in the terms and conditions of the Merger Agreement as would enable Riviana to proceed with the transactions contemplated therein;

(iii) notwithstanding having complied with its obligations pursuant to sub-paragraph (ii) above, Riviana’s board of directors after having consulted with Riviana’s financial advisor, determines that such Takeover Proposal constitutes a Superior Proposal;

(iv) a majority of the members of Riviana’s board of directors determines in good faith, after having taken into account the advice of its outside legal counsel, that failing to take such action is reasonably likely to constitute a breach of its fiduciary duties to Riviana’s Stockholders under applicable law;

(v) all action of Riviana’s board of directors is taken in accordance with the DGCL and applicable Delaware law;

(vi) Riviana does not approve or recommend or enter into a definitive agreement with respect to such Takeover Proposal at any time before Riviana’s board of directors has determined such Takeover Proposal constitutes a Superior Proposal and fulfills its obligations under sub-paragraph (ii) above; and

(vii) simultaneously with the earlier of the withdrawal or modification in any manner adverse to Parent or the Purchaser of the approval and recommendation of the Offer, the Merger or the Merger Agreement or the approval or recommendation of, or execution of a definitive agreement with respect to, any such Superior Proposal, Riviana pays to Parent the Termination Fee (as defined below);

•	comply with Rule 14e-2 promulgated under the Exchange Act with regard to a tender offer or exchange offer in accordance with the foregoing; or

•	upon an unsolicited request, refer a third party to the provisions of this paragraph or make a copy of the foregoing provisions available to any third party.

      In addition, the Merger Agreement provides that Riviana shall advise Parent of any request for information or of any Takeover Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Takeover Proposal, the terms and conditions of such request, and Riviana shall provide to Parent copies of any written materials received in connection with any of the foregoing and the identity of the person making any such Takeover Proposal or such request, inquiry or proposal or with whom any discussions or negotiations are taking place. Prior to furnishing nonpublic information to, or entering into discussions or negotiations with, any other person, Riviana shall enter into a customary non-exclusive confidentiality agreement with such person the terms of which shall not be less favorable to Riviana than Riviana’s confidentiality agreement with the Parent, dated May 4, 2004. Riviana is also required to keep Parent informed of the status and general progress of any such request or Takeover Proposal and keep Parent informed as to the details of any information requested.

      For the purposes of the foregoing:

      “Takeover Proposal” means any proposal or offer from any person (in each case, whether or not in writing and whether or not delivered to Riviana’s Stockholders generally) relating to (i) any direct or indirect acquisition or purchase whether by merger, reorganization, acquisition, tender offer, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving any purchase of 15% or more of the net revenue, net income or assets of Riviana or any of its subsidiaries or of 15% or more of any class of equity securities of Riviana or any of its subsidiaries or (ii) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated thereby; and

      “Superior Proposal” means a bona fide written proposal made by a third party to acquire all of the issued and outstanding Shares pursuant to a tender offer or a merger or to acquire all of the properties and assets of Riviana on terms and conditions that a majority of the members of the board of directors of Riviana determines in good faith, after taking into account the advice of Riviana’s financial advisor and taking into account all the terms and conditions of such proposal and all other facts and circumstances (including, without limitation, the cash component of the offer, any expense reimbursement provisions, termination fees and conditions to and anticipated timing of closing), is more favorable to Riviana’s Stockholders from a financial point of view than the transactions contemplated thereby, is reasonably likely to be consummated and is made by a third party that the board reasonably believes has the financial capability to consummate such Superior Proposal.

      Filings; Other Actions. The Merger Agreement provides that Riviana, the Purchaser and the Parent will use reasonable best efforts to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to use all reasonable best efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement, including:

•	cooperating in responding to inquiries from, and making presentations to, regulatory authorities and customers;

•	defending against and responding to any action, suit, proceeding, or investigation, whether judicial or administrative, challenging or relating to the Merger Agreement or the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered, by any court or other governmental entity vacated or reversed;

•	cooperating in the preparation and filing of the offer documents, the Schedule TO, the Schedule 14D-9 and the proxy statement; and

•	promptly making all regulatory filings and applications and any amendments thereto as are necessary for the consummation of the transactions contemplated by the Merger Agreement, including, without limitation those required by the HSR Act.

      In addition, the Merger Agreement provides that each party:

•	will not consent to any voluntary delay in the consummation of the Offer or the Merger at the behest of any governmental entity without the prior written consent of the other parties to the Merger Agreement (which consent cannot not be unreasonably withheld or delayed); and

•	will use commercially reasonable efforts to not take any action, or enter into any transaction, that would cause any of its representations or warranties contained in the Merger Agreement to be untrue or result in a breach of any covenant made by it in the Merger Agreement.

      Indemnification of Directors and Officers. From and after the Effective Time, Parent shall cause the Surviving Corporation, to the extent permitted by applicable law, to indemnify and hold harmless all past and present officers and directors of Riviana and of its subsidiaries to the same extent and in the same manner such persons are indemnified as of the date of the Merger Agreement by Riviana pursuant to the DGCL and/or the organizational documents of Riviana and its subsidiaries for acts or omissions occurring at or prior to the Effective Time.

      The Merger Agreement further provides that the Parent or the Surviving Corporation shall maintain in effect for not less than six (6) years after the Effective Time the policies of directors’ and officers’ liability insurance maintained by Riviana on the date of the Merger Agreement or policies having comparable coverage, terms and conditions provided, however, that the Parent shall not be required to pay a per annum premium in excess of 200% of the per annum premium that Riviana pays for its existing policy of directors’ and officers’ liability insurance (it being understood that, if the premium required to be paid by the Parent for such policy would exceed such 200% amount, then the coverage of such policy shall be reduced to the maximum amount that may be obtained for a per annum premium of such 200% amount).

      Standstill Agreement. The Merger Agreement provides that, effective immediately following the date of the Merger Agreement, Riviana waives and releases all the standstill and other similar restrictions which may be or may be deemed to be in effect with respect to the Parent.

      Conditions of the Offer. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.

      Conditions of the Merger. The obligations of each party to effect the Merger Agreement at or prior to the Effective Time, are subject to the fulfillment of the following conditions:

•	approval by the Stockholders of the Merger Agreement and the Merger;

•	purchase by the Parent or the Purchaser of the Shares pursuant to the Offer in an amount sufficient to satisfy the Minimum Condition of the Offer and otherwise pursuant to the Offer; and

•	no court or other governmental entity having jurisdiction over Riviana or the Parent, or any of their respective subsidiaries, shall have enacted any statute, law, rule, regulation, executive order, decree, injunction, ruling or other order (whether temporary, preliminary or permanent) which has the effect of (i) making the Merger illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger or (ii) materially changing the terms or conditions of the Merger Agreement.

      Termination. The Merger Agreement may be terminated and the Offer and Merger abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the Stockholders):

(a) by mutual written consent of each of Parent and Riviana,

(b) by either Parent or Riviana, if:

(i) any statute, law, rule or regulation has been promulgated that prohibits the consummation of the Offer or the Merger or if any governmental entity having jurisdiction over the Parent, the Purchaser or Riviana has issued an order, decree, injunction, ruling or other order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and non-appealable;

(ii) the Offer is terminated or withdrawn pursuant to its terms or the Offer expires without the Purchaser having purchased any Shares; provided, however, that (A) Parent cannot terminate the Merger Agreement if the Parent or the Purchaser have materially breached the Merger Agreement and (B) Riviana cannot terminate the Merger Agreement if it has materially breached the Merger Agreement; or

(iii) the Acceptance Date has not occurred prior to the Outside Date; provided, however, that the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement caused the failure of the Acceptance Date to occur on or before the Outside Date,

(c) by Riviana, if:

(i) the board of directors of Riviana has approved or recommended, or Riviana has executed or entered into, a definitive agreement with respect to a Superior Proposal; provided, however, that such termination will not be effective until Riviana has paid the Termination Fee;

(ii) the Parent, the Purchaser or any of their affiliates have failed to commence the Offer in accordance with the terms of the Merger Agreement; provided, however, that Riviana cannot terminate the Merger Agreement if such failure to commence the Offer has been caused by Riviana’s failure to perform any of its obligations under the Merger Agreement; or

(iii) the Parent or the Purchaser have breached or failed to perform in any material respect any of the representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure is not capable of being cured on or before the Outside Date,

(d) by the Parent or the Purchaser, if:

(i) Riviana or any of its affiliates or representatives has breached any of the provisions described under “No Solicitation; Takeover Proposals” above;

(ii) the board of directors of Riviana recommends to the Stockholders any Takeover Proposal or Superior Proposal;

(iii) Riviana enters into any agreement, letter of intent or similar document contemplating or otherwise relating to any Takeover Proposal or Superior Proposal;

(iv) the board of directors of Riviana or any committee thereof have withdrawn, or modified or changed, or publicly proposed to do so, in a manner adverse to the Parent or the Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger or have approved or recommended, or publicly proposed to do so, a Takeover Proposal;

(v) Riviana fails to include in the Schedule 14D-9 its recommendation of the Offer; or

(vi) Riviana has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, such that certain of the Offer Conditions are not capable of being satisfied on or before the Outside Date,

(e) by the Parent, if:

(i) the failure to satisfy the Minimum Condition is the sole reason the Offer has not been consummated by September 7, 2004 (the “Minimum Condition Target Date”); and

(ii) on or after the Minimum Condition Target Date, (A) the Parent provides written notice requesting a reduction of the Minimum Condition to an amount not less than a majority of the outstanding shares of Riviana, on a fully diluted basis, and (B) Riviana does not agree in writing to such reduction within five (5) business days (including the date Riviana receives such notice) following Riviana’s receipt of such notice.

      Effect of Termination; Termination Fees. The Merger Agreement provides that in the event of termination by Riviana, the Parent or the Purchaser, the Merger Agreement becomes void without any liability or obligation for Riviana, the Purchaser or the Parent, other than liability for breach of the terms of the Merger Agreement.

      The Merger Agreement further provides that Riviana will pay to Parent a fee in immediately available funds equal to $3,000,000 (the “Termination Fee”) if:

•	the Merger Agreement is terminated by Riviana pursuant to clause (c)(i) under “Termination” above;

•	the Merger Agreement is terminated by the Parent or the Purchaser pursuant to clause (d)(ii), (iii), (iv) or (v) under “Termination” above; or

•	the Merger Agreement is terminated by Riviana or the Parent pursuant to clause (b)(ii) or (iii) under “Termination” above, or by the Parent or the Purchaser pursuant to clause d(i) under “Termination” above, and in the case of a termination pursuant to such clause b(ii), (b)(iii) or (d)(i): (i) at any time after the date of the Merger Agreement and prior to such termination a Takeover Proposal shall have been publicly announced or otherwise publicly communicated to the Stockholders generally and (ii) prior to the date which is nine (9) months following the date of such termination, Riviana enters into a definitive agreement with respect to a Takeover Proposal or a Takeover Proposal is consummated.

      In addition, the Merger Agreement provides that if the Merger Agreement is terminated by the Parent pursuant to clause (e) under “Termination” above, then upon such termination Riviana will reimburse the Parent for its reasonable out of pocket costs incurred in connection with the transactions contemplated by the Merger Agreement up to an amount not to exceed $3,000,000; provided, however, that Riviana, the Purchaser and the Parent acknowledge and agree that in no event shall the aggregate amount payable to the Parent upon termination of the Merger Agreement pursuant to the provisions of the preceding paragraph and this provision exceed $3,000,000.

      Amendments. The Merger Agreement may be amended at any time prior to the Effective Time if in writing and signed by the parties thereto or pursuant to actions taken by their respective board of directors. After the Stockholders approve the Merger, however, no amendment to the Merger Agreement will be made which by law requires further approval by the Stockholders without such further approval.

      Fees and Expenses. Except as provided in “Termination Fees” above, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses.

      The Stockholder Agreements. The following is a summary of the material provisions of the Stockholder Agreements, a form of which is filed with the Commission as Exhibit (d)(3) to the Schedule TO, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the Stockholder Agreements.

      In connection with the execution of the Merger Agreement, Parent and Purchaser entered into the Stockholder Agreements, with the following Significant Stockholders, who own an aggregate of approximately 52% of the outstanding Shares: Abbeville Family Partnership Limited Partnership, The Charles R. Godchaux 1994 Grantor Retained Annuity Trust, Charles R. Godchaux, Frank A. Godchaux III, Katherine Area Godchaux, Joseph A. Hafner, Jr., W. David Hanks, Joseph A. Hafner, Jr. Trustee — Joseph A. Hafner, Jr. 1993 Retained Annuity Trust, The Katherine Area Godchaux 1994 Grantor Retained Annuity Trust, W. Elton Kennedy, The Leslie K. Godchaux 1994 Grantor Retained Annuity Trust, Live Oak Foundation, E. James Lowrey, The Mary Lawrence Godchaux 1994 Grantor Retained Annuity Trust, Theresa Godchaux Payne, E. Wayne Ray, Jr., The Rebecca Ragland Godchaux Revocable Trust, The Theresa Godchaux Payne 1994 Grantor Retained Annuity Trust, Elizabeth B. Woodard, Patrick W. Rose, Thomas B. Walker, Jr., Charles H. Cotros, Frank Kirkpatrick Godchaux Revocable Trust, The Antom Ranch Family Partnership,

L.P., Mary L. Godchaux, Leslie K. Godchaux, Merrill Hafner 1993 Retained Annuity Trust. Pursuant to the Stockholder Agreements, each Significant Stockholder has agreed to tender all of his or her Shares into the Offer no later than the tenth (10) business day following commencement of the Offer. Each Significant Stockholder has also agreed to vote his or her Shares:

•	in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated by the Merger Agreement;

•	in favor of any matter that would reasonably be expected to facilitate the Merger;

•	against any merger agreement or merger (other than the Merger and the Merger Agreement), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Riviana or any other Takeover Proposal; or

•	against any amendments of Riviana’s corporate documents or other action or agreement involving Riviana or any of its subsidiary (including any change in the majority of the members of the board of directors of Riviana) which would (i) impede, frustrate, prevent or nullify the Stockholders Agreements or the Merger Agreement or any of the transactions contemplated thereby, (ii) result in a breach of the covenants, representations or warranties or other obligations of Riviana under the Merger Agreement or (iii) result in any of the conditions set forth in the Merger Agreement not being fulfilled.

      Pursuant to the Stockholder Agreements, the Significant Stockholders irrevocably granted to, and appointed Antonio Hernández Callejas and Jaime Carbó Fernández in their capacities as officers or directors of the Parent, their proxy and attorney-in-fact (with full power of substitution) during the term of the applicable Stockholder Agreement, for and in the name, place and stead of such Significant Stockholders, to vote their Shares, or grant a consent or approval with respect to such Shares, at any annual, special or other meeting of the stockholders of Riviana called for such purpose.

      Pursuant to the Stockholder Agreements, each Significant Stockholder has agreed not to:

•	sell, transfer, gift, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, gift, pledge, assignment or other disposition of, the Shares or any interest therein to any person other than the Purchaser or its designee;

•	grant any proxy, power-of-attorney or other authorization in or with respect to the Shares, except as stated above to Messrs. Hernández and Carbó;

•	deposit the Shares into a voting trust or enter into any voting arrangement, whether by proxy (except as stated above), voting agreement or otherwise with respect to the Shares; or

•	take any other action that would in any way restrict, limit or interfere with the performance of such Significant Stockholder’s obligations hereunder or the transactions contemplated by the Stockholder Agreements or the Merger Agreement.

      Pursuant to the Stockholder Agreements, each Significant Stockholder has agreed that neither such Significant Stockholder nor any of his or her affiliates or representatives will (i) directly or indirectly, initiate, solicit, or in any way encourage or facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Takeover Proposal, or (ii) participate in any way in discussions or negotiations regarding or furnish or disclose to any person any information with respect to, or take any other action to cooperate in any way with respect to any Takeover Proposal.

      Pursuant to the Stockholder Agreements, if a Significant Stockholder breaches the obligation to tender its Shares, the Purchaser shall have the option (the “Purchase Option”) to purchase such Shares immediately following the closing of the Offer at the price per share paid in the Offer.

      The Stockholder Agreements terminate upon the earlier of (i) any termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time.

      Confidentiality Agreement. The Confidentiality Agreement, dated as of May 4, 2004, by and between the Parent and Riviana (the “Confidentiality Agreement”), contains customary provisions pursuant to which the Parent has agreed to keep confidential all non-public, confidential information relating to Riviana. The foregoing does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed with the Commission as Exhibit (d)(2) to the Schedule TO, and is incorporated herein by reference.

13.	Source and Amount of Funds.

      The Offer and the Merger are not subject to any financing condition. Parent and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger (excluding related fees and expenses) will be approximately $381.4 million. Purchaser will acquire such funds from Parent who intends to obtain such funds pursuant to a bridge loan commitment, dated July 21, 2004, by and between Parent and JPMorgan Bank, filed as Exhibit (b)(1) to the Schedule TO filed with the Commission (the “Commitment Letter”). If the funds under the Commitment Letter are not available, Purchaser remains obligated to purchase and pay for the Shares tendered in the Offer to the extent the conditions to the Offer are satisfied.

      Pursuant to the Commitment Letter, JPMorgan Bank has agreed to provide Parent with financing for the consideration required for the transactions contemplated by the Merger Agreement, including the Offer. Subject to the terms and conditions set forth in the Commitment Letter, JPMorgan Bank will provide debt financing in an amount up to $400 million in order to consummate the Offer and the Merger. Such amount may be drawn from time to time up to one week prior to the maturity date referred to below. JPMorgan Bank and Parent are currently negotiating the terms of the definitive financing agreements and such agreements are expected to be completed prior to the consummation of the Offer.

      The funds borrowed pursuant to the Commitment Letter are to be guaranteed by Parent and certain of its subsidiaries which in aggregate represent not less than 80% of the consolidated assets and EBITDA of Parent and its subsidiaries.

      The Commitment Letter provides that the funds borrowed pursuant to the Commitment Letter will have a maturity date that is the date six (6) months from the signing of the loan agreement in respect thereof. The Commitment Letter provides for an interest rate equal to the one, two, three or six months LIBOR rate (at the option of Parent), plus the cost of compliance with any applicable reserve requirement.

      The funds may be prepaid in whole or in part at any time during the term of the loan at the end of an interest period without penalty, subject, to mandatory prepayment with the proceeds of the US private placement described below. Parent anticipates that any indebtedness incurred through borrowings under the Commitment Letter will be repaid with the proceeds of a debt private placement in the United States following the consummation of the transactions contemplated by the Merger Agreement.

      The Commitment Letter provides for certain customary undertakings, events of default and representations and warranties. The financing commitment provided for in the Commitment Letter is also subject to a number of customary conditions, including:

•	the parties entering into mutually acceptable loan documentation (to be governed by the laws of Spain); and

•	that JPMorgan Bank is awarded by Parent the exclusive role of private placement agent in connection with a debt private placement in the United States to refinance the bridge loan.

      The preceding summary of the Commitment Letter is qualified in its entirety by reference to the Commitment Letter which is incorporated herein by reference.

      As the only consideration in the Offer and Merger is cash and the Offer is for all outstanding Shares, and in view of both the absence of a financing condition and the financial capacity of Parent, Parent and Purchaser believe the financial condition of Parent and its affiliates is not material to a decision by any Stockholder whether to sell, tender or hold Shares pursuant to the Offer.

14.	Dividends and Distributions.

      The Merger Agreement provides that, subject to certain limited exceptions, from the date of the Merger Agreement until the Effective Time, without the prior approval of Parent, Riviana will not, and will not permit any of its subsidiaries to declare, set-aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its Stockholders.

15.	Certain Conditions of the Offer.

      Notwithstanding any other term of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares, and subject to the terms and conditions of the Merger Agreement, may delay the acceptance for payment of any tendered Shares and amend or terminate the Offer if:

•	the Minimum Condition is not satisfied; provided, however, that the Parent and the Purchaser shall not waive or reduce the Minimum Condition without the prior written consent of Riviana; or

•	at any time after the date of the Merger Agreement and prior to payment for any such Shares, any of the following events shall occur or conditions shall exist:

(i) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, enforced, issued, amended or deemed applicable to the Parent, the Purchaser, Riviana and any other affiliate of the Parent or Riviana, the Offer or the Merger, by any Governmental Entity that would or, in the reasonable, good faith judgment of the Parent, would be expected to, directly or indirectly:

—	make illegal by the acceptance for payment of, or payment for or purchase of any or all of the Shares pursuant to the Offer, or otherwise restrict, make more costly or prohibit the making of the Offer or the consummation of the Offer or the Merger;

—	result in a material delay in or restrict the ability of the Purchaser to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or to effect the Merger;

—	render the Purchaser unable to accept for payment or pay for or purchase any or all of the Shares pursuant to the Offer;

—	impose material limitations on the ability of the Parent, the Purchaser or any of their respective affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, any or all of the Shares, including, the right to vote any Shares on an equal basis with all other Shares on all matters properly presented to the Stockholders of Riviana; or

—	impose any material limitations on the ability of the Parent, the Purchaser or any of their respective affiliates effectively to control the business or operations of Riviana, the Parent, the Purchaser or any of their respective affiliates; or

(ii) there shall have been instituted or pending any action, proceeding or counterclaim by any Governmental Entity, challenging the making of the Offer or the acquisition by the Purchaser of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to, directly or indirectly, impose or result in any of the consequences referred to in any of the sub-clauses in clause (i) above; or

(iii) these shall have been threatened in writing any action, proceeding or counterclaim by any Governmental Entity, challenging the making of the Offer or the acquisition by the Purchaser of the Shares pursuant to the Offer or the consummation of the Merger, or seeking to, directly or indirectly, impose or result in any of the consequences referred to in any of the sub-clauses in clause (i) above that has a reasonable probability of success;

•	the board of directors of Riviana or any committee thereof:

(i) shall have withdrawn, or modified or amended in a manner adverse to Parent or Purchaser (including by amendment of the Schedule 14D-9) its approval or recommendation of the Merger Agreement or the transactions contemplated hereby, including the Offer or the Merger;

(ii) shall have approved or recommended, or announced a neutral position with respect to, any Takeover Proposal; or

(iii) shall have adopted any resolution to effect any of the foregoing;

•	any of the representations and warranties of Riviana set forth in the Merger Agreement and in any document executed and delivered in connection therewith, when read without any exception or qualification as to materiality or “Material Adverse Effect,” shall not be true and correct, as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date) except where the failure to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a

Material Adverse Effect;

•	Riviana shall have failed to perform in any material respect any obligation or to comply in any material respect with any obligation, agreement or covenant of Riviana to be performed or complied with by it under the Merger Agreement;

•	any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act), other than:

(i) the Parent, the Purchaser, their affiliates or any group of which any of them is a member; or

(ii) the Significant Stockholders (so long as such stockholders do not breach any of the provisions of the Stockholder Agreement),

shall have acquired or entered into a definitive agreement or agreement in principle to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 25% or more of then outstanding Shares or shall have been granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 25% or more of then outstanding Shares;

•	the Merger Agreement shall have been terminated in accordance with its terms or any event shall have occurred that gives the Parent or the Purchaser the right to terminate the Merger Agreement or not consummate the Merger;

•	any waiting period under any applicable antitrust or competition law or regulation (including the HSR Act) or other applicable law shall not have expired or been extended, terminated or any consent required under any applicable antitrust or competition law or regulation or other applicable law shall not have been obtained (the “Antitrust Condition”); or

•	all consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity required in connection with the execution, delivery and performance of this Agreement, shall not have been obtained or made, except for:

(i) filings with the Secretary of State of Delaware in connection with the effectiveness of the Merger and any other documents required to be filed at or after the Effective Time; or

(ii) any consents, authorizations, orders, approvals, filings or registrations that the failure to obtain, individually or in the aggregate, would not have:

— a Material Adverse Effect on Riviana; or

— the effect of making the Offer or Merger illegal under applicable law.

      The foregoing conditions are for the sole benefit of the Parent or the Purchaser and (except for the Minimum Condition and the Antitrust Condition) may be waived by the Parent or the Purchaser in whole or in part at any time and from time to time, in their sole discretion, subject to the terms of the Merger Agreement.

16.	Required Regulatory Approvals; General.

      Certain Approvals. Parent and Purchaser are not aware of any licenses or regulatory permits that appear to be material to the business of Riviana and its subsidiaries, taken as a whole, and that might be adversely affected by the acquisition of Shares in the Offer or the Merger. In addition, except as described below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser expect to seek such approval or action. Should any such approval or other action be required, Parent and Purchaser cannot be certain that they would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Riviana’s businesses, or that certain parts of the business of Riviana might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Purchaser may not be required to purchase any Shares in the Offer. See “Introduction” and Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.

      State Takeover Laws. Section 203 of the DGCL, in general, prohibits a Delaware corporation, such as Riviana, from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless;

•	prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder;

•	upon becoming an Interested Stockholder, such Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or subsequent to the date the Stockholder becomes an Interested Stockholder, the Business Combination is approved by the board of directors and authorized at an annual or special meeting of Stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.

The Riviana board approved the Merger Agreement, and the transactions contemplated thereby, including the Stockholder Agreements, the Offer, the Merger and the purchase of the Shares as contemplated by the Offer. Accordingly, Purchaser and Parent believe that Section 203 of the DGCL is inapplicable to the Offer and the Merger.

      A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive officers or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that those laws were applicable only under certain conditions. Subsequently, a number of federal district courts have ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment. Parent and Purchaser do not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer or the Merger and, except as described above with respect to Section 203 of the DGCL, neither Parent nor Purchaser has attempted to comply with any state anti-takeover statute or regulations in connection with the Offer and the Merger. Parent and Purchaser reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Parent and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in continuing or consummating the Offer or completing the Merger. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.

      U.S. Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of Shares in the Offer and the Merger.

      Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from the Parent, the waiting period would be extended for an additional period of ten (10) calendar days following the date of its substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with filing parties’ consent. The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although Riviana is also required to make an HSR filing with the FTC and the Antitrust Division in connection with the Offer, neither Riviana’s failure to make that filing nor a request made to Riviana from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Parent’s and Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares, the FTC or the Antitrust Division could take action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Riviana or any of its subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the offer on antitrust grounds will not be made or, if such a challenge is made the result thereof. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase.

      If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the proposed transaction, the parties may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. Riviana and the parties have agreed to use all reasonable efforts to cooperate with one another in determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental authorities in connection with the execution and delivery of this Merger Agreement and the consummation of the transactions contemplated hereby; and timely making all such filings and timely seeking all such consents, approvals, permits or authorizations.

      Applicable Foreign Antitrust Laws. Completion of the Offer and the Merger also may require certain approvals by foreign regulatory authorities. Parent and Riviana conduct business in a number of foreign countries. Under the laws of certain foreign nations and multinational authorities, the Offer and the Merger may not be completed unless certain filings are made with these nations’ antitrust regulatory authorities or multinational antitrust authorities and these antitrust authorities approve or clear the closing of the transaction. Other foreign nations and multinational authorities have voluntary and/or post-merger notification systems. Should any such approval or action be required, the parties currently contemplate that this approval or action would be sought.

      Although the parties believe that they will obtain all material required regulatory approvals, to the extent required, in a timely manner, it is not certain that all these approvals will be received in a timely manner or at all or that foreign or multinational antitrust authorities will not impose unfavorable conditions for granting the required approvals. Obtaining any foreign antitrust clearance required to be obtained prior to the expiration of the Offer is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

      Short-Form Merger. The DGCL Section 253 also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Stockholder.

      Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Stockholders would have certain rights under Section 262 of the DGCL (a copy of which is attached as Schedule II to this Offer to Purchase) to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Share Price in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal prior to the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

      THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

      “Going Private” Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Parent or Purchaser seeks to acquire the remaining Shares not held by them. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to Stockholders prior to the consummation of the transaction.

17.	Certain Fees and Expenses.

      Bear Stearns is acting as Dealer Manager for the Offer and is providing certain financial advisory services to Parent in connection with its acquisition of Riviana, for which services Bear Stearns will receive customary compensation. Parent also has agreed to reimburse Bear Stearns for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Bear Stearns and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business Bear Stearns and its affiliates may actively trade or hold the securities of Parent and Riviana for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Parent has retained Georgeson Shareholder Communications Inc. as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee Stockholders to forward material relating to the Offer to beneficial owners of Shares. Parent will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Parent has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the U.S. federal securities laws.

      In addition, Parent has retained The Bank of New York as the Depositary. Parent will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

      Except as set forth above, Parent will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Parent will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Other Matters

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      Parent, Purchaser and Riviana have filed with the Commission the Schedule TO, together with Exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO, including Exhibits, and any amendments thereto, may be examined and copies may be obtained from the Commission in the same manner as described in Section 8 — “Certain Information Concerning Riviana” of this Offer to Purchase with respect to information concerning Riviana.

      No person has been authorized to give any information or to make any representation on behalf of Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase of Shares pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser or Riviana since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

      A. The Board of Directors and Executive Officers of Ebro Puleva S.A. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Ebro Puleva are set forth below. References to “Ebro Puleva” means Ebro Puleva S.A. Unless otherwise indicated below, the business address of each director is c/o Ebro Puleva S.A., Calle Villanueva 4, 28001 Madrid, Spain. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Ebro Puleva.

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years

José Manuel Fernández Norniella Spain	Chairman of the Board	Mr. Fernández Norniella is Chairman of Ebro Puleva and has held this position since April 2000. He is a Director of Herba Foods S.L. and has held this position since March 2002. He is Chairman of the High Chamber of Commerce, Madrid, Spain and has held this position since September 1998. He is a Director of Iberia and has held this position since June 2003. He is a Director of Endesa and has held this position since August 1998. He is a Director of Enegas and has held this position since October 2002. He is a Director of Chilectra Chile and has held this position since October 1998. Previously, he was Vice-Chairman of Aldeasa from August 1998 until March 2000. Previously, he was a Director of Aldeasa from July 1998 until August 2000. Previously, he was a Director of INASA from May 2000 until January 2004. Previously, he was a Director of Campos Chilenos from May 2000 until January 2004.
Antonio Hernández Callejas Spain	Vice-Chairman and Chief Executive Officer	Mr. Hernández Callejas is Vice-Chairman and Chief Executive Officer of Ebro Puleva and has held these positions since January 2002. He is Chairman of Herba Foods S.L. and has held this position since March 2002. He is Chief Executive Officer of Herba Ricemills, S.L. and has held this position since December 2001. Previously, he was Chief Executive Officer of Arrocerias Herba, S.A. from February 2000 until December 2001.

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years

Guillermo Mesonero-Romanos Aguilar Spain	Vice-Chairman	Mr. Mesonero-Romanos Aguilar is Vice- Chairman of Ebro Puleva and has held this position since December 2000. He is Vice-Chairman of Puleva Foods, S.L. and has held this position since December 2000. He is Vice-Chairman of Puleva, S.A. and has held this position since October 2000.
Jaime Carbó Fernández Spain	Director and Chief Financial Officer	Mr. Carbó Fernández is a Director and Chief Financial Officer of Ebro Puleva and has held these positions since June 2000. Previously, he was a Director of Damel, S.A. from September 1999 until September 2000.
Miguel Ángel Pérez Álvarez Spain	Secretary	Mr. Pérez Álvarez is Secretary of Ebro Puleva and has held this position since June 2001. He is a Director of Herba Foods S.L. and has held this position since March 2002. He is a Director of Azucarera Ebro, S.L. and has held this position since April 2001. Previously he was a Director of Ebro Puleva from June 2001 until April 2004.
Victorino González Ochoa Spain	Director	Mr. González Ochoa is a Director of Ebro Puleva and has held this position since July 2002. He is Chairman of Caja España de Inversiones, S.A. and has held this position since March 2004. Previously, he was a Director of Constructora Cepedana from July 1992 until March 2004.
Francisco Javier León de La Riva Spain	Director	Mr. León de La Riva is a Director of Ebro Puleva and has held this position since May 2003. He is the Mayor of Valladolid City and has held this position since June 1995. He is Vice-Chairman of Caja de Ahorros de Salamanca y Soria and has held this position since February 1996.
Fernando Castelló Clemente Spain	Director	Mr. Castelló Clemente is a Director of Ebro Puleva and has held this position since December 2000. He is a Director of Claptos II, S.L. and has held this position since October 2001.

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years

José Ignacio Comenge Sánchez-Real Spain	Director	Mr. Comenge Sánchez-Real is a Director of Ebro Puleva and has held this position since December 2000. He is Chairman of Mendibea Holdings, S.L. and has held this position since September 2002.
Francisco Javier Mateu Redondo Spain	Director	Mr. Mateu Redondo is a Director of Ebro Puleva and has held this position since December 2000. He is Assistant Executive Officer of Caja de Ahorros de Galicia, S.A. and has held this position since January 2001. He is a Director of Corporación Caixa Galicia, S.A. and has held this position since January 2001. He is a Director of Transportes Azkar, S.A. and has held this position since December 2000.
Elías Hernández Barrera Spain	Director	Mr. Hernández Barrera is a Director of Ebro Puleva and has held this position since June 2003. He is Chairman of Instituto Hispánico del Arroz, S.A. and has held this position since January 2004. Previously, he was Chairman of Arrocerías Herrba, S.A. from February 1989 until February 2002.
Laureano Roldán Aguilar Spain	Director	Mr. Roldán Aguilar is a Director of Ebro Puleva and has held this position since June 2003. He is a Director and Managing Director of Grupo Torras and has held these positions since June 2003.
Bader Al-Rashoud Kuwait	Director	Mr. Bader Al-Rashoud is a Director of Ebro Puleva and has held this position since June 2003. He is Vice-Chairman of Grupo Torras and has held this position since June 2003.
Eugenio Ruiz-Galvez Priego Spain	Director	Mr. Ruiz-Galvez Priego is a Director of Ebro Puleva and has held this position since July 2000. He is Chief Executive Officer of Azucarera Ebro, S.L. and has held this position since April 2001. Previously, he was a Director of Aragonesas Industrias y Energía from March 1994 until November 2002. Previously, he was a Director of Grupo Uralita from September 1997 until December 2002.

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years

Franciso Ballestero Pinto Spain	Director	Mr. Ballestero Pinto is a Director of Ebro Puleva and has held this position since July 2004. He is Chairman of Equipos Nucleares, S.A. and has held this position since July 2004. Previously, he was an Officer of Participadas SEPI from September 2001 until June 2004. Previously, he was an Officer of the National Auditing Office of MAE from January 1999 until February 2001. Previously, he was Managing Director of SEPA from February 2001 until September 2001.

      B. The Board of Directors and Executive Officers of Herba Foods S.L. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Herba Foods S.L., are set forth below. References herein to “Herba Foods” mean Herba Foods S.L. Unless otherwise indicated below, the business address of each director and executive officer is c/o Herba Foods S.L., Calle Villanueva 4, 28001 Madrid, Spain. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Ebro Puleva.

Current Principal Occupation or
Employment/Material Positions Held
Name & Country of Citizenship	Title	During the Past Five Years

Antonio Hernández Callejas Spain	Chairman of the Board	Mr. Hernández Callejas is Chairman of Herba Foods and has held this position since March 2002. He is Vice-Chairman and Chief Executive Officer of Ebro Puleva and has held these positions since January 2002. He is Chief Executive Officer of Herba Ricemills, S.L. and has held this position since December 2001. Previously, he was Chief Executive Officer of Arrocerías Herba, S.A. from February 2000 until December 2001.
José Manuel Fernández Norniella Spain	Vice-Chairman and Chief Executive Officer	Mr. Fernández Norniella is a Director of Herba Foods and has held this position since March 2002. He is Chairman of Ebro Puleva and has held this position since April 2000. He is Chairman of the High Chamber of Commerce, Madrid, Spain and has held this position since September 1998. He is a Director of Iberia and has held this position since June 2003. He is a Director of Endesa and has held this position since August 1998. He is a Director of Enegas and has held this position since October 2002. He is a Director of Chilectra Chile and has held this position since October 1998. Previously, he was Vice-Chairman of Aldeasa from August 1998 until March 2000. Previously, he was a Director of Aldeasa from July 1998 until August 2000. Previously, he was a Director of INASA from May 2000 until January 2004. Previously, he was a Director of Campos Chilenos from May 2000 until January 2004.
Miguel Ángel Pérez Álvarez Spain	Director	Mr. Pérez Álvarez is a Director of Herba Foods and has held this position since March 2002. He is Secretary of Ebro Puleva and has held this position since June 2001. He is a Director of Azucarera Ebro, S.L. and has held this position since April 2001. Previously he was a Director of Ebro Puleva from June 2001 until April 2004.

      C. General Partners of Ebro Puleva Partners G.P. The General Partners of Ebro Puleva Partners G.P. are Ebro Puleva and Herba Foods — See Part A and Part B of this Schedule I for information concerning the Board of Directors and Executive Officers of Ebro Puleva and Herba Foods.

SCHEDULE II

SECTION 262 OF THE

DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal Rights

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof,

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such actions must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. if no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the date next preceding the day on which the notice if given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive form the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

      Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each Stockholder of Riviana or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

The Bank of New York

By Mail	By Hand	By Overnight Courier
The Bank of New York Riviana Foods Inc. P.O. Box 11248 New York, NY 10286-1248	The Bank of New York Reorganization Services 101 Barclay Street Receive and Deliver Window Street Level New York, NY 10286	The Bank of New York Reorganization Services 101 Barclay Street Receive and Deliver Window Street Level New York, NY 10286

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other tender offer material may be directed to the Information Agent at its address and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.
17 State St., 10th Floor
New York, New York 10004
Banks and Brokers Call Collect: (212) 440 9800
All Others Call: (800) 255 9575

The Dealer Manager for the Offer is:

Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, New York 10179
(212) 272-2000